Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262072
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated January 21, 2022)

ALTUS POWER, INC.

Primary Offering Of
19,429,167 Shares of Common Stock

Secondary Offering of
156,463,281 Shares of Common Stock
9,366,667 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated January 21, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-262072). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 16, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement. This prospectus supplement is also being filed to update and supplement the information in the Prospectus with certain information contained in our Annual Proxy on Form DEF14A, filed with the Securities and Exchange Commission on April 13, 2022 (the “Annual Proxy Statement”). Accordingly, we have attached the Annual Proxy Statement to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 10,062,500 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.00 per share (the “Public Warrants”) issued by CBRE Acquisition Holdings, Inc. (“CBAH”) in its initial public offering; and (ii) 9,366,667 shares of our Class A common stock that may be issued upon exercise of warrants at an exercise price of $11.00 per share that, in the case of 7,366,667 of such warrants, were originally sold to CBRE Acquisition Sponsor, LLC (the “Sponsor”) in a private placement consummated simultaneously with CBAH’s IPO, and, in the case of 2,000,000 of such warrants, were issued to the Sponsor in full settlement of a second amended and restated promissory note entered into between CBAH and the Sponsor (such 9,366,667 warrants, the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 9,366,667 Private Placement Warrants; (ii) up to an aggregate of 9,366,667 shares of our Class A common stock that may be issued upon exercise of the Private Placement Warrants held by the Selling Securityholders; (iii) up to an aggregate of 42,500,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) up to an aggregate of 89,999,976 shares of Class A common stock that were issued to certain affiliates of Altus (collectively, the “Altus Affiliates”) pursuant to the Business Combination Agreement (as defined herein); and (v) up to an aggregate 14,596,638 shares of Class A common stock issuable upon conversion (at the maximum conversion value) of all 1,408,750 of our Alignment Shares, or Class B common stock, par value $0.0001 per share (“Alignment Shares” or “Class B Common Stock”) held by certain Selling Securityholders. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of stock dividends, stock splits, recapitalization or similar transactions.

We will not receive any proceeds from the sale of shares of Class A common stock or warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement, except with respect to amounts received by us upon exercise of the warrants to the extent such warrants are exercised for cash. However, we will pay the expenses, other than underwriting discounts and commissions and certain expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders and any of their permitted transferees may offer and sell the securities covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. Additional information on the Selling Securityholders, and the times and manner in which they may offer and sell the securities under the Prospectus and this prospectus supplement, is provided under “Selling Securityholders” and “Plan of Distribution” in the Prospectus.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Class A common stock and warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “AMPS” and “AMPS WS”, respectively. On January 6, 2022, the closing price of our Class A common stock was $4.95 per share and the closing price of our warrants was $0.75 per share.

We are an “emerging growth company” as such term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-04321

ALTUS POWER, INC.
(Exact name of registrant as specified in its charter)

Delaware		85-3448396
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

2200 Atlantic Street, Sixth Floor
Stamford,	CT	06902
(Address of Principal Executive Offices)		(Zip Code)
(203)-698-0090
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	AMPS	New York Stock Exchange
Warrants to purchase one share of common stock, each at an exercise price of $11.00	AMPS.WS	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).     Yes   ☐     No  ☒

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

    Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐  Yes ☒ No
APPLICABLE ONLY TO CORPORATE ISSUERS:

As of May 6, 2022, there were 153,650,851 shares of Class A common stock outstanding and 1,207,500 shares of Class B common stock outstanding.

Part I. Financial Statements
Item 1. Financial Statements
Altus Power, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except share and per share data)

	Three Months Ended March 31,
	2022	2021
Operating revenues, net	$19,199	$12,471
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	4,064	2,920
General and administrative	6,384	3,226
Depreciation, amortization and accretion expense	6,822	4,388
Acquisition and entity formation costs	294	147
Loss (gain) on fair value remeasurement of contingent consideration	169	(1,275)
Stock-based compensation	1,305	37
Total operating expenses	$19,038	$9,443
Operating income	161	3,028
Other (income) expense
Change in fair value of redeemable warrant liability	(18,458)	—
Change in fair value of alignment shares liability	(46,346)	—
Other expense (income), net	15	(111)
Interest expense, net	4,938	3,913
Total other (income) expense	$(59,851)	$3,802
Income (loss) before income tax benefit	$60,012	$(774)
Income tax benefit	123	1,037
Net income	$60,135	$263
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(284)	(699)
Net income attributable to Altus Power, Inc.	$60,419	$962
Net income per share attributable to common stockholders
Basic	$0.39	$0.01
Diluted	$0.39	$0.01
Weighted average shares used to compute net income per share attributable to common stockholders
Basic	152,662,512	88,741,089
Diluted	153,586,538	89,991,570
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Altus Power, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except share and per share data)

	As of March 31, 2022	As of December 31, 2021
Assets
Current assets:
Cash	$318,177	$325,983
Current portion of restricted cash	2,558	2,544
Accounts receivable, net	8,494	9,218
Other current assets	6,619	6,659
Total current assets	335,848	344,404
Restricted cash, noncurrent portion	1,794	1,794
Property, plant and equipment, net	745,991	745,711
Intangible assets, net	16,377	16,702
Goodwill	601	601
Other assets	3,738	4,037
Total assets	$1,104,349	$1,113,249
Liabilities, redeemable noncontrolling interests, and stockholders' equity
Current liabilities:
Accounts payable	$2,394	$3,591
Interest payable	4,362	4,494
Current portion of long-term debt, net	21,218	21,143
Other current liabilities	3,499	3,663
Total current liabilities	31,473	32,891
Redeemable warrant liability	31,475	49,933
Alignment shares liability	81,113	127,474
Long-term debt, net of unamortized debt issuance costs and current portion	521,869	524,837
Intangible liabilities, net	12,847	13,758
Asset retirement obligations	7,688	7,628
Deferred tax liabilities, net	9,473	9,603
Other long-term liabilities	6,698	5,587
Total liabilities	$702,636	$771,711
Commitments and contingent liabilities (Note 9)
Redeemable noncontrolling interests	15,407	15,527
Stockholders' equity
Common stock $0.0001 par value; 988,591,250 shares authorized as of March 31, 2022, and December 31, 2021; 153,648,830 shares issued and outstanding as of March 31, 2022, and December 31, 2021	15	15
Preferred stock $0.0001 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of March 31, 2022, and December 31, 2021	—	—
Additional paid-in capital	406,867	406,259
Accumulated deficit	(40,937)	(101,356)
Total stockholders' equity	$365,945	$304,918
Noncontrolling interests	20,361	21,093
Total equity	$386,306	$326,011
Total liabilities, noncontrolling interests, and stockholders' equity	$1,104,349	$1,113,249

The following table presents the assets and liabilities of the consolidated variable interest entities (Refer to Note 4).

(In thousands)	As of March 31, 2022	As of December 31, 2021
Assets of consolidated VIEs, included in total assets above:
Cash	$7,147	$7,524
Current portion of restricted cash	1,763	1,763
Accounts receivable, net	2,424	2,444
Other current assets	1,665	1,400
Restricted cash, noncurrent portion	1,122	1,122
Property, plant and equipment, net	361,002	363,991
Intangible assets, net	5,693	6,909
Other assets	953	739
Total assets of consolidated VIEs	$381,769	$385,892
Liabilities of consolidated VIEs, included in total liabilities above:
Accounts payable	$362	$419
Current portion of long-term debt, net	2,958	2,457
Other current liabilities	746	776
Long-term debt, net of unamortized debt issuance costs and current portion	33,652	34,022
Intangible liabilities, net	1,441	2,420
Asset retirement obligations	4,070	3,988
Other long-term liabilities	637	548
Total liabilities of consolidated VIEs	$43,866	$44,630
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Altus Power, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)	Non Controlling Interests	Total Equity (Deficit)
	Shares	Amount
As of December 31, 2020 (as previously reported)	1,029	$1	$2,033	$(80,802)	$(78,768)	$14,016	$(64,752)
Retroactive application of recapitalization	89,998,947	8	203,739	—	203,747	—	203,747
As of December 31, 2020, effect of reverse acquisition	89,999,976	$9	$205,772	$(80,802)	$124,979	$14,016	$138,995
Accretion of Series A preferred stock	—	—	533	(533)	—	—	—
Stock-based compensation	—	—	37	—	37	—	37
Accrued dividends and commitment fees on Series A preferred stock	—	—	4,216	(4,216)	—	—	—
Payment of dividends and commitment fees on Series A preferred stock	—	—	(8,380)	—	(8,380)	—	(8,380)
Cash distributions to noncontrolling interests	—	—	—	—	—	(260)	(260)
Accrued distributions to noncontrolling interests	—	—	—	—	—	(146)	(146)
Net income	—	—	—	962	962	1,148	2,110
As of March 31, 2021	89,999,976	9	202,178	(84,589)	117,598	14,758	132,356

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)	Non Controlling Interests	Total Equity (Deficit)
	Shares	Amount
As of December 31, 2021	153,648,830	$15	$406,259	$(101,356)	$304,918	$21,093	$326,011
Stock-based compensation	—	—	1,305	—	1,305	—	1,305
Cash distributions to noncontrolling interests	—	—	—	—	—	(330)	(330)
Equity issuance costs	—	—	(712)	—	(712)	—	(712)
Conversion of alignment shares to Class A Common Stock and exercised warrants	—	—	15	—	15	—	15
Net income (loss)	—	—	—	60,419	60,419	(402)	60,017
As of March 31, 2022	153,648,830	$15	$406,867	$(40,937)	$365,945	$20,361	$386,306
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Altus Power, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities
Net income	$60,135	$263
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and accretion	6,822	4,388
Unrealized gain on interest rate swaps	(901)	(562)
Deferred tax benefit	(130)	(1,057)
Amortization of debt discount and financing costs	711	722
Change in fair value of redeemable warrant liability	(18,458)	—
Change in fair value of alignment shares liability	(46,346)	—
Remeasurement of contingent consideration	169	(1,275)
Stock-based compensation	1,305	37
Other	283	(19)
Changes in assets and liabilities, excluding the effect of acquisitions
Accounts receivable	724	(980)
Other assets	769	(286)
Accounts payable	(1,197)	1,566
Interest payable	(99)	757
Other liabilities	(288)	(332)
Net cash provided by operating activities	3,499	3,222
Cash flows used for investing activities
Capital expenditures	(6,571)	(2,210)
Payments to acquire businesses, net of cash and restricted cash acquired	—	(1,493)
Payments to acquire renewable energy facilities from third parties, net of cash and restricted cash acquired	—	(4,968)
Net cash used for investing activities	(6,571)	(8,671)
Cash flows used for financing activities
Proceeds from issuance of long-term debt	—	7,396
Repayment of long-term debt	(3,411)	(6,693)
Payment of debt issuance costs	(29)	—
Payment of dividends and commitment fees on Series A preferred stock	—	(8,379)
Payment of contingent consideration	—	(53)
Payment of equity issuance costs	(712)	—
Distributions to noncontrolling interests	(568)	(472)
Net cash used for financing activities	(4,720)	(8,201)
Net decrease in cash and restricted cash	(7,792)	(13,650)
Cash and restricted cash, beginning of period	330,321	38,206
Cash and restricted cash, end of period	$322,529	$24,556
Supplemental cash flow disclosure
Cash paid for interest, net of amounts capitalized	$4,935	$3,051
Cash paid for taxes	—	5
Non-cash investing and financing activities
Asset retirement obligations	$—	$131
Acquisitions of property and equipment included in other current liabilities	1,066	354
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)

1.General
Company Overview
Altus Power, Inc., a Delaware corporation (the “Company” or "Altus"), headquartered in Stamford, Connecticut, develops, owns, constructs and operates large-scale roof, ground and carport-based photovoltaic solar energy generation and storage systems, for the purpose of producing and selling electricity to credit worthy counterparties, including commercial and industrial, public sector and community solar customers, under long-term contracts. The Solar energy facilities are owned by the Company in project specific limited liability companies (the “Solar Facility Subsidiaries”).
On December 9, 2021 (the "Closing Date"), CBRE Acquisition Holdings, Inc. ("CBAH"), a special purpose acquisition company, consummated the business combination pursuant to the terms of the business combination agreement entered into on July 12, 2021 (the "Business Combination Agreement"), whereby, among other things, CBAH Merger Sub I, Inc. ("First Merger Sub") merged with and into Altus Power, Inc. (f/k/a Altus Power America, Inc.) ("Legacy Altus") with Legacy Altus continuing as the surviving corporation, and immediately thereafter Legacy Altus merged with and into CBAH Merger Sub II, Inc. ("Second Merger Sub") with Second Merger Sub continuing as the surviving entity and as a wholly owned subsidiary of CBAH (together with the merger with the First Merger Sub, the “Merger”). In connection with the closing of the Merger, CBAH changed its name to "Altus Power, Inc." and CBAH Merger Sub II (after merger with Legacy Altus) changed its name to "Altus Power, LLC".
COVID-19
The spike of a novel strain of coronavirus (“COVID-19”) in the first quarter of 2020 caused significant volatility in the U.S. markets that remain ongoing. In response to the COVID-19 pandemic, federal, state, local, and foreign governments put in place, and in the future may again put in place, travel restrictions, quarantines, “stay at home” orders and guidelines, and similar government orders and restrictions, in an attempt to control the spread of the disease. Such restrictions or orders resulted in, and in the future may result in, business closures, work stoppages, slowdowns and delays, among other effects that negatively impacted, and in the future may negatively impact, our operations, as well as the operations of our customers and business partners. In addition, COVID-19 has caused disruptions to the supply chain across the global economy, including within the solar industry, and we are working with our equipment suppliers to minimize disruptions to our operations. Certain suppliers have experienced, and may continue to experience, delays and increased costs related to a variety of factors, including logistical delays and component shortages from upstream vendors. Based on the challenges described above, such as supply chain and logistical delays, such results have had and will continue to have a material adverse effect on our business, operations, financial condition, results of operations, and cash flows.
2.Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The Company prepares its unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission ("SEC") for interim financial reporting. The Company’s condensed consolidated financial statements include the results of wholly-owned and partially-owned subsidiaries in which the Company has a controlling interest. All intercompany balances and transactions have been eliminated in consolidation.
Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 filed with the Company’s 2021 annual report on Form 10-K on March 24, 2022, and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The information as of December 31, 2021, included in the condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements. The condensed consolidated financial statements were prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, including normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the Company’s financial position as of March 31, 2022, and the results of operations and cash flows for the three months ended March 31, 2022, and 2021. The results of

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
operations for the three months ended March 31, 2022, are not necessarily indicative of the results that may be expected for the full year or any other future interim or annual period.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.
In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as the fair value of net assets acquired in connection with accounting for business combinations, the useful lives of the solar energy facilities, and inputs and assumptions used in the valuation of asset retirement obligations (“AROs”), contingent consideration, and alignment shares.
Segment Information
Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision makers are the co-chief executive officers. Based on the financial information presented to and reviewed by the chief operating decision makers in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined it operates as a single operating segment and has one reportable segment, which includes revenue under power purchase agreements, revenue from net metering credit agreements, solar renewable energy certificate revenue, rental income, performance based incentives and other revenue. The Company’s principal operations, revenue and decision-making functions are located in the United States.
Cash and Restricted Cash
Cash includes all cash balances on deposit with financial institutions that are denominated in U.S. dollars. Pursuant to the budgeting process, the Company maintains certain cash on hand for possible equipment replacement related costs.
The Company records cash that is restricted as to withdrawal or use under the terms of certain contractual agreements as restricted cash. Restricted cash is included in current portion of restricted cash and restricted cash, noncurrent portion on the condensed consolidated balance sheets and includes cash held with financial institutions for cash collateralized letters of credit pursuant to various financing and construction agreements.
The following table provides a reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets. Cash and restricted cash consist of the following:

	As of March 31, 2022	As of December 31, 2021
Cash	$318,177	$325,983
Current portion of restricted cash	2,558	2,544
Restricted cash, noncurrent portion	1,794	1,794
Total	$322,529	$330,321
Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.
The Company had no customers that accounted for over 10% of total accounts receivable as of March 31, 2022, and one customer that accounted for 11.7% of total revenue for the three months ended March 31, 2022.
The Company had two customers that individually accounted for 16.0% and 11.7% of total accounts receivable as of December 31, 2021, and one customer that accounted for 13.2% of total revenue for the three months ended March 31, 2021.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
Accounting Pronouncements
As a public company, the Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The Company expects to elect to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.
Recent Accounting Pronouncements Adopted
In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income Taxes (Topic 740), which simplifies the accounting for income taxes, primarily by eliminating certain exceptions to ASC 740. This standard is effective for fiscal periods beginning after December 15, 2020. The Company has adopted this standard as of the first quarter of 2021 and did not have a material impact on the condensed consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which primarily changes the lessee’s accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. This standard is effective for annual reporting periods beginning after December 15, 2021. The Company expects to adopt this guidance in fiscal year 2022. The Company is continuing the analysis of the contractual arrangements that may qualify as leases under the new standard and expects the most significant impact will be the recognition of the right-of-use assets and lease liabilities on the consolidated balance sheets.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and has since released various amendments including ASU No. 2019-04. The new standard generally applies to financial assets and requires those assets to be reported at the amount expected to be realized. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.
3.Revenue and Accounts Receivable
Disaggregation of Revenue
The following table presents the detail of revenues as recorded in the unaudited condensed consolidated statements of operations:

	Three Months Ended March 31,
	2022	2021
Revenue under power purchase agreements	$4,182	$3,132
Revenue from net metering credit agreements	3,910	2,944
Solar renewable energy certificate revenue	9,531	5,565
Rental income	644	114
Performance based incentives	359	551
Other revenue	573	165
Total	$19,199	$12,471

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
Accounts receivable
The following table presents the detail of receivables as recorded in accounts receivable in the unaudited condensed consolidated balance sheets:

	As of March 31, 2022	As of December 31, 2021
Power purchase agreements	$2,378	$1,678
Net metering credit agreements	2,972	3,322
Solar renewable energy certificates	2,479	3,789
Rental income	355	350
Performance based incentives	99	4
Other	211	75
Total	$8,494	$9,218
Payment is typically received within 30 days for invoiced revenue as part of power purchase agreements (“PPAs”) and net metering credit agreements (“NMCAs”). Receipt of payment relative to invoice date varies by customer for renewable energy certificates ("RECs"). The Company does not have any other significant contract asset or liability balances related to revenues. As of March 31, 2022, and December 31, 2021, the Company determined that the allowance for uncollectible accounts is $0.4 million and $0.4 million, respectively.
4.Variable Interest Entity
The Company consolidates all variable interest entities (“VIEs”) in which it holds a variable interest and is deemed to be the primary beneficiary of the variable interest entity. Generally, a VIE is an entity with at least one of the following conditions: (a) the total equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support, or (b) the holders of the equity investment at risk, as a group, lack the characteristics of having a controlling financial interest. The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both 1) the power to direct the activities that most significantly impact the entity’s economic performance and 2) the obligations to absorb losses or receive benefits that could potentially be significant to the VIE.
The Company participates in certain partnership arrangements that qualify as VIEs. Consolidated VIEs consist of tax equity financing arrangements and partnerships in which an investor holds a noncontrolling interest and does not have substantive kick-out or participating rights. The Company, through its subsidiaries, is the primary beneficiary of such VIEs, because as the manager, it has the power to direct the day-to-day operating activities of the entity. In addition, the Company is exposed to economics that could potentially be significant to the entity given its ownership interest, therefore, has consolidated the VIEs as of March 31, 2022, and December 31, 2021. No VIEs were deconsolidated during the three months ended March 31, 2022 and 2021.
The obligations of the consolidated VIEs discussed in the following paragraphs are nonrecourse to the Company. In certain instances where the Company establishes a new tax equity structure, the Company is required to provide liquidity in accordance with the contractual agreements. The Company has no requirement to provide liquidity to purchase assets or guarantee performance of the VIEs unless further noted in the following paragraphs. The Company made certain contributions during the three months ended March 31, 2022 and 2021, as determined in the respective operating agreement.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
The carrying amounts and classification of the consolidated VIE assets and liabilities included in condensed consolidated balance sheets are as follows:

	As of March 31, 2022	As of December 31, 2021
Current assets	$12,999	$13,131
Non-current assets	368,770	372,761
Total assets	$381,769	$385,892
Current liabilities	$4,066	$3,652
Non-current liabilities	39,800	40,978
Total liabilities	$43,866	$44,630
The amounts shown in the table above exclude intercompany balances which are eliminated upon consolidation. All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources.
The Company has not identified any VIEs during the three months ended March 31, 2022 and 2021, for which the Company determined that it is not the primary beneficiary and thus did not consolidate.
The Company considered qualitative and quantitative factors in determining which VIEs are deemed significant. During both the three months ended March 31, 2022 and the year ended December 31, 2021, the Company consolidated twenty-five VIEs. No VIEs were deemed significant as of March 31, 2022 and December 31, 2021.
5.Debt

	As of March 31, 2022	As of December 31, 2021	Interest Type	Weighted average interest rate
Long-term debt
Amended rated term loan	$496,607	$499,750	Fixed	3.51%
Construction loans	5,593	5,593	Floating	2.46%
Term loans	12,693	12,818	Floating	2.46%
Financing lease obligations	37,731	37,601	Imputed	3.65%
Total principal due for long-term debt	552,624	555,762
Unamortized discounts and premiums	(147)	(176)
Unamortized deferred financing costs	(9,390)	(9,606)
Less: Current portion of long-term debt	21,218	21,143
Long-term debt, less current portion	$521,869	$524,837
Amended Rated Term Loan
As part of the Blackstone Capital Facility, APA Finance, LLC (“APAF”), a wholly owned subsidiary of the Company, entered into a $251.0 million term loan facility with Blackstone Insurance Solutions ("BIS") through a consortium of lenders, which consists of investment grade-rated Class A and Class B notes (the "Rated Term Loan").
On August 25, 2021, APAF entered into an Amended and Restated Credit Agreement with BIS to refinance the Rated Term Loan (hereby referred to as the “Amended Rated Term Loan”). The Amended Rated Term Loan added an additional $135.6 million to the facility, bringing the aggregate facility to $503.0 million. The Amended Rated Term Loan has a weighted average 3.51% annual fixed rate, reduced from the previous weighted average rate of 3.70%, and matures on February 29, 2056 (“Final Maturity Date”).
The Amended Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 8 years at which point the amortization steps up to 4% per annum until September 30, 2031 (“Anticipated Repayment Date”). After the

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.
As of March 31, 2022, the outstanding principal balance of the Rated Term Loan was $496.6 million less unamortized debt discount and loan issuance costs totaling $8.2 million. As of December 31, 2021, the outstanding principal balance of the Rated Term Loan was $500.0 million less unamortized debt discount and loan issuance costs totaling $8.4 million.
As of March 31, 2022, and December 31, 2021, the Company was in compliance with all covenants, except the delivery of the APAF audited consolidated financial statements, for which the Company obtained a waiver to extend the financial statement reporting deliverable due dates. The Company expects to deliver the audited financial statements before the extended reporting deliverable due dates.
Construction Facilities
Construction Loan to Term Loan Facility and Letters of Credit Facilities
On January 10, 2020, APA Construction Finance, LLC (“APACF”) a wholly-owned subsidiary of the Company, entered into a credit agreement with Fifth Third Bank, National Association and Deutsche Bank AG New York Branch to fund the development and construction of future solar facilities (“Construction Loan to Term Loan Facility”). The Construction Loan to Term Loan Facility includes a construction loan commitment of $187.5 million and a letter of credit commitment of $12.5 million, which can be drawn until January 10, 2023.
The construction loan commitment can convert to a term loan upon commercial operation of a particular solar energy facility. In addition, the Construction Loan to Term Loan Facility accrued a commitment fee at a rate equal to 0.50% per year of the daily unused amount of the commitment. As of March 31, 2022, the outstanding principal balances of the construction loan and term loan were $5.6 million and $12.2 million, respectively. As of December 31, 2021, the outstanding principal balances of the construction loan and term loan were $5.6 million and $12.3 million, respectively. As of March 31, 2022, and December 31, 2021, the Company had an unused borrowing capacity of $169.7 million. For the three months ended March 31, 2022, and 2021 the Company incurred interest costs associated with outstanding construction loans totaling zero and $0.1 million, respectively, which were capitalized as part of property, plant and equipment. Also, on October 23, 2020, the Company entered into an additional letters of credit facility with Fifth Third Bank for the total capacity of $10.0 million. The Construction Loan to Term Loan Facility includes various financial and other covenants for APACF and the Company, as guarantor. As of March 31, 2022, and December 31, 2021, the Company was in compliance with all covenants.
As of March 31, 2022, and December 31, 2021, the total letters of credit outstanding with Fifth Third Bank were $10.0 million with an unused capacity of zero. As of March 31, 2022, and December 31, 2021, the total letters of credit outstanding with Deutsche Bank were $0.6 million with an unused capacity of $11.9 million. To the extent liabilities are incurred as a result of the activities covered by the letters of credit, such liabilities are included on the accompanying condensed consolidated balance sheets. From time to time, the Company is required to post financial assurances to satisfy contractual and other requirements generated in the normal course of business. Some of these assurances are posted to comply with federal, state or other government agencies’ statutes and regulations. The Company sometimes uses letters of credit to satisfy these requirements and these letters of credit reduce the Company’s borrowing facility capacity.
Financing Lease Obligations
From time to time, the Company sells equipment to third parties and enters into master lease agreements to lease the equipment back for an agreed-upon term. Due to certain forms of continuous involvement provided by the master lease agreements, sale leaseback accounting is prohibited under ASC 840. Therefore, the Company accounts for these transactions using the financing method by recognizing the sale proceeds as a financing obligation and the assets subject to the sale-leaseback remain on the balance sheet of the Company and are being depreciated. The aggregate proceeds have been recorded as long-term debt within the condensed consolidated balance sheets.
As of March 31, 2022, the Company's recorded financing obligations were $36.6 million, net of $1.1 million of deferred transaction costs. As of December 31, 2021, the Company's recorded financing obligations were $36.5 million, net of $1.1 million of deferred transaction costs. Payments of $0.2 million and zero were made under financing obligations for the three months ended March 31, 2022 and 2021, respectively. Interest expense, inclusive of the amortization of deferred transaction costs for the three months ended March 31, 2022 and 2021, was $0.4 million and zero, respectively.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
The table below shows the minimum lease payments under the financing lease obligations for the years ended:

2022	$2,049
2023	2,336
2024	2,340
2025	2,353
2026	2,336
Thereafter	14,993
Total	$26,407
The difference between the outstanding financing lease obligation of $37.7 million and $26.4 million of minimum lease payments, including the residual value guarantee, is due to $13.2 million of investment tax credits claimed by the Lessor, less $2.6 million of the implied interest on financing lease obligation included in minimum lease payments. The remaining difference is due to $0.2 million of interest accrued and a $0.5 million difference between the minimum lease payments and the fair value of the financing lease obligations acquired in the Stellar HI Acquisition (as defined in Note 7, “Acquisitions,” to the Company's audited consolidated annual financial statements included in its 2021 Annual Report on Form 10-K).
6.Fair Value Measurements
The Company measures certain assets and liabilities at fair value, which is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Our fair value measurements use the following hierarchy, which prioritizes valuation inputs based on the extent to which the inputs are observable in the market.
•Level 1 - Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
•Level 2 - Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs are observable in active markets are Level 2 valuation techniques.
•Level 3 - Valuation techniques in which one or more significant inputs are unobservable. Such inputs reflect our estimate of assumptions that market participants would use to price an asset or liability.
The Company holds various financial instruments that are not required to be recorded at fair value. For cash, restricted cash, accounts receivable, accounts payable, and short-term debt, the carrying amounts approximate fair value due to the short maturity of these instruments.
Redeemable Warrant Liability
CBAH sold 10,062,500 warrants as part of the SAILSM (Stakeholder Aligned Initial Listing) securities in the CBAH initial public offering (which traded separately on the NYSE under the symbol “CBAH WS” prior to the Merger, and following the Merger trade under the symbol “AMPS WS”) (such warrants, the "Redeemable Warrants"). The Redeemable warrants are exercisable for an aggregate of 10,062,500 shares of the Company's Class A common stock, par value $0.0001 per share (the "Class A common stock"), at a purchase price of $11.00 per share. CBAH also issued 7,366,667 warrants to CBRE Acquisition Sponsor, LLC (the “Sponsor”) in a private placement simultaneously with the closing of the CBAH IPO and 2,000,000 warrants to the Sponsor in full settlement of a second amended and restated promissory note with the Sponsor (such warrants, the "Private Placement Warrants"). The Private Placement Warrants are identical to the Redeemable Warrants except that, so long as they are held by the Sponsor, officers or directors or their respective permitted transferees, (i) they will not be redeemable by the Company (except in certain circumstances), (ii) they may be exercised by the holders on a cashless basis, and (iii) they (including the shares of our Class A common stock issuable upon exercise of these warrants) are entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor, officers or directors or their respective permitted transferees, the Private Placement Warrants will become redeemable by the Company in all redemption

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
scenarios and exercisable by the holders on the same basis as the Redeemable Warrants. The Private Placement Warrants will be exercisable for an aggregate of 9,366,667 shares of CBAH Class A common stock at a purchase price of $11.00 per share.
Redeemable warrants, including Private Placement Warrants, are not considered to be “indexed to the Company’s own stock.” This provision precludes the Company from classifying the Redeemable warrants, including Private Placement Warrants, in stockholders’ equity. As the Redeemable warrants, including Private Placement Warrants, meet the definition of a derivative, the Company recorded these warrants as liabilities on the condensed consolidated balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of operations at each reporting date.
As the Redeemable Warrants (other than our Private Placement Warrants) continue to trade separately on the NYSE following the Merger, the Company determines the fair value of the Redeemable Warrants based on the quoted trading price of those warrants. As the inputs are observable and reflect quoted trading price, the overall fair value measurement of the Redeemable Warrants, excluding Private Placement Warrants, is classified as Level 1. The Private Placement Warrants have the same redemption and make-whole provisions as the Redeemable Warrants. Therefore, the fair value of the Private Placement Warrants is equal to the Redeemable Warrants. Private Placement Warrants are considered Level 2 as they are measured at fair value using observable inputs for similar assets in an active market.

	For the three months ended March 31, 2022
	Units	$
Redeemable warrants, beginning balance	19,429,167	$49,933
Warrants exercised	(10)	—
Forfeiture of fractional warrants	(13)	—
Fair value remeasurement	—	(18,458)
Redeemable warrants, ending balance	19,429,144	$31,475
Alignment Shares Liability
The Company has 1,408,750 Alignment shares outstanding, all of which are held by the Sponsor, certain former officers of CBAH (such officers, together with the Sponsor, the “Sponsor Parties”) and former CBAH directors. The Alignment shares will automatically convert into shares of Class A common stock based upon the Total Return (as defined in Exhibit 4.4 to our 2021 Annual Report on Form 10-K) on the Class A common stock as of the relevant measurement date over each of the seven fiscal years following the Merger.
Upon the consummation of the Merger, Alignment shares have no continuing service requirement and do not create an unconditional obligation requiring the Company to redeem the instruments by transferring assets. In addition, the shares convert to a variable number of Class A common stock depending on the trading price of the Class A common stock and dividends paid/payable to the holders of Class A common stock. Therefore, the shares do not represent an obligation or a conditional obligation to issue a variable number of shares with a monetary value based on any of the criteria in ASC 480, Distinguishing Liabilities From Equity. The Company determined that the Alignment shares meet the definition of a derivative because they contain (i) an underlying (Class A common stock price), (ii) a notional amount (a fixed number of Class B common stock), (iii) no or minimal initial net investment (the Sponsor paid a de minimis amount which is less than the estimated fair value of the shares), and (iv) net settleable through a conversion of the Alignment shares into Class A shares. As such, the Company concluded that the Alignment shares meet the definition of a derivative, which will be presented at fair value each reporting period, with changes in fair value recorded through earnings.
The Company estimates the fair value of outstanding Alignment shares using a Monte Carlo simulation valuation model utilizing a distribution of potential outcomes based on a set of underlying assumptions such as stock price, volatility, and risk-free interest rate. As volatility of 69% and risk-free interest rate of 2.4% are not observable inputs, the overall fair value measurement of Alignment shares is classified as Level 3. Unobservable inputs can be volatile and a change in those inputs might result in a significantly higher or lower fair value measurement of Alignment shares.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)

	For the three months ended March 31, 2022
	Shares	$
Beginning balance	1,408,750	$127,474
Alignment shares converted	(201,250)	(15)
Alignment shares forfeited	—	—
Fair value remeasurement	—	(46,346)
Ending balance	1,207,500	$81,113
Contingent Consideration
Solar Acquisition
In connection with the Solar Acquisition (as defined in Note 7, “Acquisitions,” to our audited consolidated annual financial statements included in our 2021 Annual Report on Form 10-K) on December 22, 2020, contingent consideration of up to an aggregate of $10.5 million may be payable upon achieving certain market power rates and actual power volumes generated by the acquired solar energy facilities. The Company estimated the fair value of the contingent consideration for future earnout payments using a Monte-Carlo simulation model. Significant assumptions used in the measurement include the estimated volumes of power generation of acquired solar energy facilities during the 18-36-month period since the acquisition date, market power rates during the 36-month period, and the risk-adjusted discount rate associated with the business. As the inputs are not observable, the overall fair value measurement of the contingent consideration is classified as Level 3. Liability for the contingent consideration is included in other long-term liabilities in the condensed consolidated balance sheets at the estimated fair value of $3.0 million and $2.3 million as of March 31, 2022 and December 31, 2021, respectively. Loss on fair value remeasurement of contingent consideration related to the Solar Acquisition of $0.7 million was recorded within operating income in the condensed consolidated statements of operations for the three months ended March 31, 2022. Gain on fair value remeasurement of contingent consideration of $1.3 million was recorded within operating income in the condensed consolidated statements of operations for the three months ended March 31, 2021. Loss and gain were recorded due to changes in significant assumptions used in the measurement, including the actual versus estimated volumes of power generation of acquired solar energy facilities and market power rates.
Other
Gain on fair value remeasurement of other contingent consideration of $0.5 million was recorded within operating income in the condensed consolidated statements of operations for the three months ended March 31, 2022. No gain or loss on fair value remeasurement of contingent consideration was recorded for the three months ended March 31, 2021.
7.Equity
As of both March 31, 2022, and December 31, 2021, the Company had authorized and issued 988,591,250 and 153,648,830 of Class A common stock, respectively. Class A common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Company’s board of directors. As of March 31, 2022, and December 31, 2021, no common stock dividends have been declared.
As of both March 31, 2022, and December 31, 2021, the Company had 1,408,750 authorized and issued shares of Class B common stock, also referred to as the Alignment Shares. Refer to Note 6, "Fair Value Measurements," for further details.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
8.Redeemable Noncontrolling Interests
The changes in the components of redeemable noncontrolling interests are presented in the table below:

	For the three months ended March 31,
	2022	2021
Redeemable noncontrolling interest, beginning balance	$15,527	$18,311
Cash distributions	(238)	(212)
Accrued distributions to noncontrolling interests	—	(102)
Net income (loss) attributable to redeemable noncontrolling interest	118	(1,847)
Redeemable noncontrolling interest, ending balance	$15,407	$16,150
9.Commitments and Contingencies
Legal
The Company is a party to a number of claims and governmental proceedings which are ordinary, routine matters incidental to its business. In addition, in the ordinary course of business the Company periodically has disputes with vendors and customers. The outcomes of these matters are not expected to have, either individually or in the aggregate, a material adverse effect on the Company’s financial position or results of operations.
Performance Guarantee Obligations
The Company guarantees certain specified minimum solar energy production output under the Company’s PPA agreements, generally over a term of 10, 15 or 25 years. The solar energy systems are monitored to ensure these outputs are achieved. The Company evaluates if any amounts are due to customers based upon not meeting the guaranteed solar energy production outputs at each reporting period end. As of March 31, 2022, and December 31, 2021, the guaranteed minimum solar energy production has been met and the Company has recorded no performance guarantee obligations.
Leases
The Company has operating leases for land and buildings. For three months ended March 31, 2022, and 2021, the Company recorded site lease expenses under these agreements totaling $1.3 million and $0.9 million, respectively of which are recorded in cost of operations in the condensed consolidated statements of operations. As of March 31, 2022, and December 31, 2021, $2.6 million and $2.1 million, respectively, have been recorded as other long-term liabilities on the condensed consolidated balance sheets relating to the difference between actual lease payments and straight-line lease expense.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
10.Related Party Transactions
There were no amounts due to or from related parties as of March 31, 2022, and December 31, 2021. Additionally, in the normal course of business, the Company conducts transactions with affiliates, such as:
Blackstone Subsidiaries as Amended Rated Term Loan Lender
The Company incurs interest expense on the Amended Rated Term Loan. During the three months ended March 31, 2022 and 2021, the total related party interest expense associated with the Amended Rated Term Loan was $4.4 million and $3.3 million, respectively, and is recorded as interest expense in the accompanying condensed consolidated statements of operations. As of March 31, 2022, and December 31, 2021, interest payable of $4.4 million and $4.5 million, respectively, due under the Amended Rated Term Loan was recorded as interest payable on the accompanying condensed consolidated balance sheets.
11.Earnings per Share
The calculation of basic and diluted earnings per share for the three months ended March 31, 2022 and 2021 was as follows (in thousands, except share and per share amounts):

	For the three months ended March 31,
	2022	2021
Net income attributable to Altus Power, Inc.	60,419	962
Income attributable to participating securities	(558)	(15)
Net income attributable to common stockholders - basic and diluted	59,861	947
Class A Common Stock
Weighted average shares of common stock outstanding - basic(1)	152,662,512	88,741,089
Dilutive restricted stock	690,875	1,250,481
Dilutive RSUs	231,140	—
Dilutive conversion of alignment shares	2,011	—
Weighted average shares of common stock outstanding - diluted(2)	153,586,538	89,991,570
Net income attributable to common stockholders per share - basic	$0.39	$0.01
Net income attributable to common stockholders per share - diluted	$0.39	$0.01

(1) Excludes 714,750 and 1,259,887 shares of Company Class A common stock provided to holders of Altus Restricted Shares for the three months ended March 31, 2022 and 2021, respectively.
(2) Excludes 10,062,500 Redeemable Warrants and Private Placement Warrants. The Redeemable Warrants and Private Placement Warrants are exercisable at $11.00 per share. As the warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
12.Stock-Based Compensation
The Company recognized $1.3 million and $0.1 million of stock-based compensation expense for the three months ended March 31, 2022, and 2021, respectively. As of March 31, 2022, and December 31, 2021, the Company had $39.7 million and $0.2 million of unrecognized share-based compensation expense related to unvested restricted units, respectively, which the Company expects to recognize over a weighted-average period of approximately five years.
Legacy Incentive Plans
Prior the Merger, Altus maintained the APAM Holdings LLC Restricted Units Plan, adopted in 2015 (the “APAM Plan”) and Holdings adopted the 2021 Profits Interest Incentive Plan (the “Holdings Plan”, and together with the APAM Plan, the “Legacy Incentive Plans”), which provided for the grant of restricted units that were intended to qualify as profits interests to employees, officers, directors and consultants. In connection with the Merger, vested restricted units previously granted under the Legacy Incentive Plans were exchanged for shares of Class A Common Stock, and unvested Altus Restricted Shares under each of the Legacy Incentive Plans were exchanged for restricted Class A Common Stock with the same vesting conditions. As of March 31, 2022, and December 31, 2021, 172,239 and 446,128 shares of Class A Common Stock were restricted under the APAM Plan, respectively. As of March 31, 2022, and December 31, 2021, 542,511 and 813,759 shares of Class A Common Stock were restricted under the Holdings Plan, respectively. No further awards will be made under the Legacy Incentive Plans.
The fair value of the granted units was determined using the Black-Scholes Option Pricing model and relied on assumptions and inputs provided by the Company. All option models utilize the same assumptions with regard to (i) current valuation, (ii) volatility, (iii) risk-free interest rate, and (iv) time to maturity. The models, however, use different assumptions with regard to the strike price which vary by award.
Omnibus Incentive Plan
On July 12, 2021, the Company entered into the Management Equity Incentive Letter with each of Mr. Felton and Mr. Norell pursuant to which, on February 15, 2022, the Compensation Committee granted to Mr. Felton and Mr. Norell, together with other senior executives, including Anthony Savino, Chief Construction Officer, and Dustin Weber, Chief Financial Officer, restricted stock units (“RSUs”) under the Omnibus Incentive Plan (the "Incentive Plan") that are subject to time-based and, for the named executive officers and certain other executives, eighty percent (80%) of such RSUs also further subject to performance-based vesting, with respect to an aggregate five percent (5%) of the Company’s Class A common stock on a fully diluted basis, excluding the then-outstanding shares of the Company’s Class B common stock or any shares of the Company’s Class A common stock into which such shares of the Company’s Class B common stock are or may be convertible. Subject to continued employment on each applicable vesting date, the time-based RSUs generally vest 33 1/3% on each of the third, fourth and fifth anniversaries of the Closing, and the performance-based RSUs vest with respect to 33 1/3% of the award upon the achievement of the above time-based requirement and the achievement of a hurdle representing a 25% annual compound annual growth rate measured based on an initial value of $10.00 per share.
As of March 31, 2022, and December 31, 2021, there were 16,133,128 and 15,364,883 shares of the Company's Class A common stock authorized for issuance under the Incentive Plan, respectively. The number of shares authorized for issuance under the Incentive Plan will increase on January 1 of each year from 2022 to 2031 by the lesser of (i) 5% of the number of shares outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares determined by the Company's board of directors. For the three months ended March 31, 2022, the Company granted 7,903,789 RSUs and recognized $1.3 million of stock-based compensation expense in relation to the Incentive Plan.
Employee Stock Purchase Plan
On December 9, 2021, we adopted the 2021 Employee Stock Purchase Plan ("ESPP"), which provides a means by which eligible employees may be given an opportunity to purchase shares of the Company’s Class A common stock. As of March 31, 2022, and December 31, 2021, there were 1,551,853 and 1,536,488 shares of the Company's Class A common stock authorized for issuance under the ESPP, respectively. The number of shares authorized for issuance under the ESPP will increase on January 1 of each year from 2022 to 2031 by the lesser of (i) 1% of the number of shares outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares determined by the Company's board of directors. No shares of the Company’s Class A common stock were issued and no stock-based compensation expense was recognized in relation to the ESPP for the three months ended March 31, 2022.

Altus Power, Inc.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(Dollar amounts in thousands, except per share data, unless otherwise noted)
13.Income Taxes
The income tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate as adjusted for discrete items arising in that quarter.
For the three months ended March 31, 2022, and 2021, the Company had income tax benefit of $0.1 million and $1.0 million, respectively. For the three months ended March 31, 2022, the effective tax rate differs from the U.S. statutory rate primarily due to effects of non-deductible compensation, noncontrolling interests, redeemable noncontrolling interests, fair value adjustments for warrant liabilities and alignment shares, as well as state and local income taxes. For the three months ended March 31, 2021, the effective tax rate differs from the U.S. statutory rate primarily due to effects of noncontrolling interests, redeemable noncontrolling interests, state and local income taxes, and gain on fair value remeasurement of contingent consideration.
14.Subsequent Events
The Company has evaluated subsequent events from March 31, 2022, through May 16, 2022, which is the date the unaudited condensed consolidated financial statements were available to be issued. There are no subsequent events requiring recording or disclosure in the condensed consolidated financial statements.
******

ALTUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and operating results for Altus Power, Inc. (as used in this section, “Altus” or the “Company”) has been prepared by Altus’ management. You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q, and our 2021 Annual Report on Form 10-K. Any references in this section to “we,” “our” or “us” shall mean Altus. The following discussion and analysis of financial condition and operating results for Altus Power, Inc. (as used in this section, “Altus” or the “Company”) has been prepared by Altus’ management. You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q, and our 2021 Annual Report on Form 10-K. Any references in this section to “we,” “our” or “us” shall mean Altus. In addition to historical information, this Quarterly Report on Form 10-Q for the period ended March 31, 2022 (this “Report”), including this management’s discussion and analysis (“MD&A”), contains statements that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements do not convey historical information but relate to predicted or potential future events and financial results, such as statements of our plans, strategies and intentions, or our future performance or goals that are based upon management's current expectations. Our forward-looking statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," “could,” "will," "should," "plans," “projects,” “forecasts,” “seeks,” “anticipates,” “goal,” “objective,” “target,” “estimate,” “future,” “outlook,” “vision,” or variations of such words or similar terminology. Investors and prospective investors are cautioned that such forward-looking statements are only projections based on current estimations. These statements involve risks and uncertainties and are based upon various assumptions. Such risks and uncertainties include, but are not limited to the risks as described in the "Risk Factors" in our 2021 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2022 (the “2021 Annual Report on Form 10-K.” These risks and uncertainties, among others, could cause our actual future results to differ materially from those described in our forward-looking statements or from our prior results. Any forward-looking statement made by us in this Report is based only on information currently available to us and speaks to circumstances only as of the date on which it is made. We are not obligated to update these forward-looking statements, even though our situation may change in the future.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the ability of Altus Power to maintain its listing on the New York Stock Exchange; (2) the ability to recognize the anticipated benefits of the recently completed business combination and related transactions, which may be affected by, among other things, competition, the ability of Altus Power to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (3) changes in applicable laws or regulations; (4) the possibility that Altus Power may be adversely affected by other economic, business, regulatory and/or competitive factors; and (5) the impact of COVID-19 on Altus Power’s business.
Overview
Our mission is to create a clean electrification ecosystem, to drive the clean energy transition of our customers across the United States while simultaneously enabling the adoption of corporate environmental, social and governance, or ESG, targets. In order to achieve our mission, we develop, own and operate solar generation and energy storage facilities. We have the in house expertise to develop, build and provide operations and maintenance and customer servicing for our assets. The strength of our platform is enabled by premier sponsorship from The Blackstone Group ("Blackstone"), which provides an efficient capital source and access to a network of portfolio companies, and CBRE Group, Inc. ("CBRE"), which provides direct access to their portfolio of owned and managed commercial and industrial (“C&I”) properties.
We are a developer, owner and operator of large-scale roof, ground and carport-based photovoltaic ("PV") and energy storage systems, serving commercial and industrial, public sector and community solar customers. We own systems across the United States from Hawaii to Vermont. Our portfolio consists of over 350 megawatts (“MW”) of solar PV. We have long-term power purchase agreements ("PPAs") with over 300 C&I entities and contracts with over 5,000 residential customers which are serviced by approximately 40 megawatts of community solar projects currently in operation. We have agreements to install another approximately 55 megawatts of community solar projects. Our community solar projects are currently servicing customers in 6 states with projects in a 7th state currently under construction. We also participate in numerous renewable energy certificate (“REC”) programs throughout the country. We have experienced significant growth in the last 12 months as a product of organic growth and targeted acquisitions and currently operate in 18 states, providing clean electricity to our customers equal to the consumption of approximately 30,000 homes, displacing 255,000 tons of CO2 emissions per annum.

Comparability of Financial Information
Our historical operations and statements of assets and liabilities may not be comparable to our operations and statements of assets and liabilities as a result of the recently completed business combination with CBRE Acquisition Holdings, Inc. as described in Note 1, “General,” to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q (the "Merger"), recent acquisitions as described in Note 7, “Acquisitions,” to our audited consolidated annual financial statements included in our 2021 Annual Report on Form 10-K, and the cost becoming a public company.
As a result of becoming a public company, Altus is subject to additional rules and regulations applicable to companies listed on a national securities exchange and compliance and reporting obligations pursuant to the rules and regulations of the SEC. Altus expects to hire additional employees to meet these rules and obligations, and incur higher expenses for investor relations, accounting advisory, directors' and officers’ insurance, legal and other professional services and will engage consultants and third party advisors to assist with the heightened requirements of being a public company.
Key Factors Affecting Our Performance
Our results of operations and our ability to grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products we may acquire or seek to acquire in the future. Additionally, our business is concentrated in certain markets, putting us at risk of region-specific disruptions such as adverse economic, regulatory, political, weather and other conditions. See “Risk Factors” in our 2021 Annual Report on Form 10-K for further discussion of risks affecting our business. We believe the factors discussed below are key to our success:
Execution of Growth Strategies
We believe we are in the beginning stages of a market opportunity driven by a secular megatrend of transitioning away from traditional energy sources to renewable energy. We intend to leverage our competitive strengths and market position to become customers’ “one-stop-shop” for the clean energy transition by 1) Using our existing customer and developer networks to build out our electric vehicle ("EV") charging and energy storage offerings and establish a position comparable to that of our C&I solar market position through our existing cross-sell opportunities and 2) partnering with Blackstone and CBRE to access their client relationships, portfolio companies, and their strong brand recognition, to increase the number of customers we can support.
Competition
We compete in the C&I scale renewable energy space with utilities, developers, independent power producers, pension funds and private equity funds for new investment opportunities. We expect to grow our market share because of the following competitive strengths:
•Development Capability: We have established an innovative approach to the development process. From site identification and customer origination through the construction phase, we’ve established a streamlined process enabling us to further create the scalability of our platform and significantly reduce the costs and time in the development process. Part of our attractiveness to our customers is our ability to ensure a high level of execution certainty. We anticipate that this ability to originate, source, develop and finance projects will ensure we can continue to grow and meet the needs of our customers.
•Long-Term Revenue Contracts: Our C&I solar generation contracts have a typical length of 20 years or longer, creating long-term relationships with customers that allow us to cross-sell additional current and future products and services. The average remaining life of our current contracts is approximately 18 years. These long-term contracts are either structured at a fixed rate, often with an escalator, or floating rate pegged at a discount to the prevailing local utility rates. We refer to these latter contracts as variable rate, and as of March 31, 2022, make up approximately 60% of our current installed portfolio.
•Flexible Financing Solutions: We have a market-leading cost of capital in an investment-grade rated scalable credit facility from Blackstone, which enables us to be competitive bidders in asset acquisition and development. In addition to our Blackstone term loan, we also have financing available through a construction to term loan facility. This facility has $200 million of committed capacity which as of March 31, 2022, carries a floating rate of 2.46%.
•Leadership: We have a strong executive leadership team who has extensive experience in capital markets, solar development and solar construction, with over 20 years of experience each. Moreover, through the transaction structure, management and employees will continue to own a significant interest in the Company.

ALTUS POWER, INC.
Selections from Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
•CBRE Partnership: Our partnership with CBRE, the largest global real estate services company, provides us with a clear path to creating new customer relationships. CBRE is the largest manager of data centers and 90% of the Fortune 100 are CBRE clients, providing a significant opportunity for us to expand our customer base.
Financing Availability
Our future growth depends in significant part on our ability to raise capital from third-party investors and lenders on competitive terms to help finance the origination of our solar energy systems. We have historically used a variety of structures including tax equity financing, construction loan financing, and term loan financing to help fund our operations. From September 4, 2013, the inception of Legacy Altus, to March 31, 2022, we have raised over $100 million of tax equity financing, $80 million in construction loan financing and $690 million of term loan financing. Our ability to raise capital from third-party investors and lenders is also affected by general economic conditions, the state of the capital markets, inflation levels and lenders' concerns about our industry or business.
Cost of Solar Energy Systems
Although the solar panel market has seen an increase in supply in the past few years, most recently, there has been upward pressure on prices due to lingering issues of the COVID-19 pandemic (further discussed below), growth in the solar industry, regulatory policy changes, tariffs and duties and an increase in demand. As a result of these developments, we have been experiencing higher prices on imported solar modules. The prices of imported solar modules have increased as a result of the COVID-19 pandemic and may increase as a result of the Russia invasion of Ukraine. If there are substantial increases, it may become less economical for us to serve certain markets. Attachment rates for energy storage systems have trended higher while the price to acquire has trended downward making the addition of energy storage systems a potential area of growth for us.
Seasonality
The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.
Another aspect of seasonality to consider is in our construction program, which is more productive during warmer weather months and generally results in project completion during fourth quarter. This is particularly relevant for our projects under construction in colder climates like the Northeast.
Pipeline
As of March 31, 2022, our pipeline of opportunities totaled over one gigawatt and is comprised of approximately 50% potential operating acquisitions and 50% projects under development. The operating acquisitions are dynamic with new opportunities being evaluated by our team each quarter. Approximately 25% of this segment are either single assets or batches of assets which we view as “ordinary course” acquisitions and which we have had a successful history of executing each year.
As of March 31, 2022, with respect to the half of our pipeline made up of development projects, approximately 20% of these projects are currently in construction or pre-construction, 20% of these projects are still in the contracting or due diligence phase, and the final 60% represent projects from our client engagements which are progressing toward an agreement in principle.
Projects originated by our channel partners which we then develop, engineer and construct benefit from a shorter time from agreed terms to revenues, typically 6 to 9 months based on our historical experience. Projects that we are originating ourselves and self-developing, such as those with a lead from CBRE or Blackstone, would historically take 12 to 15 months from agreed terms to bring to commercial operation. Given the supply chain challenges and permitting and interconnection delays described above, as of March 31, 2022, these historical timelines are currently pushed out by approximately 3 to 6 months.
Government Regulations, Policies and Incentives
Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as modified accelerated cost recovery system, solar renewable energy credits (“SRECs”), tax abatements, rebate and renewable target incentive programs and tax credits, particularly the Section 48(a) investment tax credits ("ITC"). We are a party to a variety of agreements under which we may be obligated to indemnify the

ALTUS POWER, INC.
Selections from Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
counterparty with respect to certain matters. Typically, these obligations arise in connection with contracts and tax equity partnership arrangements, under which we customarily agree to hold the other party harmless against losses arising from a breach of warranties, representations, and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax matters including indemnification to customers and tax equity investors regarding Commercial ITCs. The sale of SRECs has constituted a significant portion of our revenue historically. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed solar to us and our customers in applicable markets, which could reduce our growth opportunities. Such a loss or reduction could also reduce our willingness to pursue certain customer acquisitions due to decreased revenue or income under our solar service agreements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing. If any of these government regulations, policies or incentives are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, our operating results and the demand for, and the economics of, distributed solar energy may decline, which could harm our business.
Impact of the COVID-19 Pandemic and Supply Chain Issues
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a pandemic.
Our business operations have continued to function effectively during the pandemic. We are continuously evaluating the pandemic and are taking necessary steps to mitigate known risks. We will continue to adjust our actions and operations as appropriate in order to continue to provide safe and reliable service to our customers and communities while keeping our employees and contractors safe. Although we have been able to mitigate to a certain extent the impact to the operations of the Company to date, given that COVID-19 infections remain persistent in many states where we do business and the situation is evolving, we cannot predict the future impact of COVID-19 on our business. We considered the impact of COVID-19 on the use of estimates and assumptions used for financial reporting and noted there were material impacts on our results of operations for the three months ended March 31, 2022 and 2021, as supply chain issues and logistical delays have materially impacted the timing of our construction schedules and will continue to have a material adverse effect on our business, operations, financial condition, results of operations, and cash flows
The service and installation of solar energy systems has continued during the COVID-19 pandemic. This continuation of service reflects solar services’ designation as an essential service in all of our service territories. Throughout the COVID-19 pandemic, we have seen some impacts to our supply chain affecting the timing of delivery of certain equipment, including, but not limited to, solar modules, inverters, racking systems, and transformers. Although we have largely been able to ultimately procure the equipment needed to service and install solar energy systems, we have experienced delays in such procurement. We have established a geographically diverse group of suppliers, which is intended to ensure that our customers have access to affordable and effective solar energy and storage options despite potential trade, geopolitical or event-driven risks. We do anticipate continuing impacts to our ability to source parts for our solar energy systems or energy storage systems, which we are endeavoring to mitigate via advanced planning and ordering from our diverse network of suppliers. However, if supply chains become even further disrupted due to additional outbreaks of the COVID-19 virus or more stringent health and safety guidelines are implemented, our ability to install and service solar energy systems could become more adversely impacted.
There is considerable uncertainty regarding the extent and duration of governmental and other measures implemented to try to slow the spread of the COVID-19 virus, such as large-scale travel bans and restrictions, border closures, quarantines, shelter-in-place orders and business and government shutdowns. Some states that had begun taking steps to reopen their economies experienced a subsequent surge in cases of COVID-19, causing these states to cease such reopening measures in some cases and reinstitute restrictions in others. Restrictions of this nature have caused, and may continue to cause, us to experience operational delays and may cause milestones or deadlines relating to various project documents to be missed. To date, we have not received notices from our dealers regarding significant performance delays resulting from the COVID-19 pandemic. However, worsening economic conditions could result in such outcomes over time, which would impact our future financial performance. Further, the effects of the economic downturn associated with the COVID-19 pandemic may reduce consumer credit ratings and credit availability, which may adversely affect new customer origination and our existing customers’ ability to make payments on their solar service agreements. Periods of a lack of availability of credit may lead to increased delinquency and default rates. We have not experienced a significant increase in default or delinquency rates to date. However, if existing economic conditions continue for a prolonged period of time or worsen, delinquencies on solar service agreements could materialize, which would also negatively impact our future financial performance. Moreover, the Russia invasion of Ukraine may further exacerbate some of the supply chain issues.
We cannot predict the full impact the COVID-19 pandemic, the Russia invasion of Ukraine, or the significant disruption and volatility currently being experienced in the capital markets will have on our business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. The ultimate impact will depend on future developments, including, among other things, the ultimate duration of the COVID-19 virus, the duration of the Russia invasion of Ukraine and associated sanctions, the distribution, acceptance and efficacy of the vaccine, the depth and duration of the economic downturn and other economic effects of the COVID-19 pandemic, the consequences of governmental and other measures designed to prevent the spread of the COVID-19 virus, actions taken by governmental authorities, customers, suppliers, dealers and other third parties, our ability and the ability of our customers, potential customers and dealers to adapt to operating in a changed environment and the timing and extent to which normal economic and operating conditions resume. For additional discussion regarding risks associated with the COVID-19 pandemic, see “Risk Factors” elsewhere in our 2021 Annual Report on Form 10-K.
Key Financial and Operational Metrics
We regularly review a number of metrics, including the following key operational and financial metrics, to evaluate our business, measure our performance and liquidity, identify trends affecting our business, formulate our financial projections and make strategic decisions.
Megawatts Installed
Megawatts installed represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises in the period. Cumulative megawatts installed represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises.

	As of March 31, 2022	As of March 31, 2021	Change
Megawatts installed	362	247	115
Cumulative megawatts installed increased from 247 MW as of March 31, 2021, to 362 MW as of March 31, 2022.

	As of March 31, 2022	As of December 31, 2021	Change
Megawatts installed	362	362	—
Cumulative megawatts installed remained flat as of March 31, 2021, as compared to December 31, 2021.
Non-GAAP Financial Measures
Adjusted EBITDA
We define adjusted EBITDA as net income plus net interest expense, depreciation, amortization and accretion expense, income tax expense, acquisition and entity formation costs, non-cash compensation expense, and excluding the effect of certain non-recurring items we do not consider to be indicative of our ongoing operating performance such as, but not limited to, gain or loss on fair value remeasurement of contingent consideration, change in fair value of redeemable warrant liability, change in fair value of alignment shares liability, and other miscellaneous items of other income and expenses.
We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.
Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that we use to measure out performance. We believe that investors and analysts also use adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to adjusted EBITDA is net income and to adjusted EBITDA margin is net income over operating revenues. The presentation of adjusted EBITDA and adjusted EBITDA margin should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of adjusted EBITDA and adjusted EBITDA margin are not necessarily comparable to adjusted EBITDA as calculated by other companies and investors and analysts should read carefully the components of our calculations of these non-GAAP financial measures.
We believe adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business.

ALTUS POWER, INC.
Selections from Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Three Months Ended March 31,
	2022	2021
	(in thousands)
Reconciliation of Net income to Adjusted EBITDA:
Net income	$60,135	$263
Income tax benefit	(123)	(1,037)
Interest expense, net	4,938	3,913
Depreciation, amortization and accretion expense	6,822	4,388
Non-cash compensation expense	1,305	37
Acquisition and entity formation costs	294	147
Loss (gain) on fair value of contingent consideration	169	(1,275)
Change in fair value of redeemable warrant liability	(18,458)	—
Change in fair value of alignment shares liability	(46,346)	—
Other expense (income), net	15	(111)
Adjusted EBITDA	$8,751	$6,325

	Three Months Ended March 31,
	2022	2021
	(in thousands)
Reconciliation of Adjusted EBITDA margin:
Adjusted EBITDA	$8,751	$6,325
Operating revenues, net	19,199	12,471
Adjusted EBITDA margin	46%	51%
Components of Results of Operations
The Company derives its operating revenues principally from power purchase agreements, net metering credit agreements, solar renewable energy credits, and performance based incentives. Approximately 60% of our combined power purchase agreements and net metering credit agreements are variable-rate contracts and 40% are fixed-rate contracts.
Revenue under power purchase agreements. A portion of the Company’s power sales revenues is earned through the sale of energy (based on kilowatt hours) pursuant to the terms of PPAs. The Company’s PPAs typically have fixed or floating rates and are generally invoiced monthly. The Company applied the practical expedient allowing the Company to recognize revenue in the amount that the Company has a right to invoice which is equal to the volume of energy delivered multiplied by the applicable contract rate. As of March 31, 2022, PPAs have a weighted-average remaining life of 15 years.
Revenue from net metering credit agreements. A portion of the Company’s power sales revenues are obtained through the sale of net metering credits under net metering credit agreements (“NMCAs”). Net metering credits are awarded to the Company by the local utility based on kilowatt hour generation by solar energy facilities, and the amount of each credit is determined by the utility’s applicable tariff. The Company currently receives net metering credits from various utilities including Eversource Energy, National Grid Plc, and Xcel Energy. There are no direct costs associated with net metering credits, and therefore, they do not receive an allocation of costs upon generation. Once awarded, these credits are then sold to third party offtakers pursuant to the terms of the offtaker agreements. The Company views each net metering credit in these arrangements as a distinct performance obligation satisfied at a point in time. Generally, the customer obtains control of net metering credits at the point in time when the utility assigns the generated credits to the Company account, who directs the utility to allocate to the customer based upon a schedule. The transfer of credits by the Company to the customer can be up to one month after the underlying power is generated. As a result, revenue related to NMCA is recognized upon delivery of net

ALTUS POWER, INC.
Selections from Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
metering credits by the Company to the customer. As of March 31, 2022, NMCAs have a weighted-average remaining life of 18 years.
Solar renewable energy certificate revenue. The Company applies for and receives SRECs in certain jurisdictions for power generated by solar energy systems it owns. The quantity of SRECs is based on the amount of energy produced by the Company’s qualifying generation facilities. SRECs are sold pursuant to agreements with third parties, who typically require SRECs to comply with state-imposed renewable portfolio standards. Holders of SRECs may benefit from registering the credits in their name to comply with these state-imposed requirements, or from selling SRECs to a party that requires additional SRECs to meet its compliance obligations. The Company receives SRECs from various state regulators including New Jersey Board of Public Utilities, Massachusetts Department of Energy Resources, and Maryland Public Service Commission. There are no direct costs associated with SRECs and therefore, they do not receive an allocation of costs upon generation. The majority of individual SREC sales reflect a fixed quantity and fixed price structure over a specified term. The Company typically sells SRECs to different customers from those purchasing the energy under PPAs. The Company believes the sale of each SREC is a distinct performance obligation satisfied at a point in time and that the performance obligation related to each SREC is satisfied when each SREC is delivered to the customer.
Rental income. A portion of the Company’s energy revenue is derived from long-term PPAs accounted for as operating leases under Accounting Standards Codification ("ASC") 840, Leases. Rental income under these lease agreements is recorded as revenue when the electricity is delivered to the customer.
Performance-Based Incentives. Many state governments, utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a renewable energy facility. Up-front rebates provide funds based on the cost, size or expected production of a renewable energy facility. Performance-based incentives provide cash payments to a system owner based on the energy generated by its renewable energy facility during a pre-determined period, and they are paid over that time period. The Company recognizes revenue from state and utility incentives at the point in time in which they are earned.
Other Revenue. Other revenue consists primarily of sales of power on wholesale electricity market which are recognized in revenue upon delivery.
Cost of Operations (Exclusive of Depreciation and Amortization). Cost of operations primarily consists of operations and maintenance expense, site lease expense, insurance premiums, property taxes and other miscellaneous costs associated with the operations of solar energy facilities. Altus expects its cost of operations to continue to grow in conjunction with its business growth. These costs as a percentage of revenue will decrease over time, offsetting efficiencies and economies of scale with inflationary increases of certain costs.
General and Administrative. General and administrative expenses consist primarily of salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation, professional fees related to legal, accounting, human resources, finance and training, information technology and software services, marketing and communications, travel and rent and other office-related expenses.
Altus expects increased general and administrative expenses as it continues to grow its business but to decrease over time as a percentage of revenue. Altus also expects to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. Further, Altus expects to incur higher expenses for investor relations, accounting advisory, directors' and officers’ insurance, and other professional services.
Depreciation, Amortization and Accretion Expense. Depreciation expense represents depreciation on solar energy systems that have been placed in service. Depreciation expense is computed using the straight-line composite method over the estimated useful lives of assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining term of the lease. Amortization includes third party costs necessary to enter into site lease agreements, third party costs necessary to acquire PPA and NMCA customers and favorable and unfavorable rate revenues contracts. Third party costs necessary to enter into site lease agreements are amortized using the straight-line method ratably over 15-30 years based upon the term of the individual site leases. Third party costs necessary to acquire PPAs and NMCA customers are amortized using the straight-line method ratably over 15-25 years based upon the term of the customer contract. Estimated fair value allocated to the favorable and unfavorable rate PPAs and REC agreements are amortized using the straight-line method over the remaining non-cancelable terms of the respective agreements. Accretion expense includes over time increase of asset retirement obligations associated with solar energy facilities.

ALTUS POWER, INC.
Selections from Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
Acquisition and Entity Formation Costs. Acquisition and entity formation costs represent costs incurred to acquire businesses and form new legal entities. Such costs primarily consist of professional fees for banking, legal, accounting and appraisal services.
Fair Value Remeasurement of Contingent Consideration. In connection with the Solar Acquisition (as defined in Note 7, “Acquisitions,” to our audited consolidated annual financial statements included in our Annual Report on Form 10-K), contingent consideration of up to an aggregate of $10.5 million may be payable upon achieving certain market power rates and actual power volumes generated by the acquired solar energy facilities. The Company estimated the fair value of the contingent consideration for future earnout payments using a Monte Carlo simulation model. Significant assumptions used in the measurement include the estimated volumes of power generation of acquired solar energy facilities during the 18-36-month period since the acquisition date, market power rates during the 36-month period, and the risk-adjusted discount rate associated with the business.
Stock-Based Compensation. Stock-based compensation expense is recognized for awards granted under the Legacy Incentive Plans and Omnibus Incentive Plan, as defined in Note 12, "Stock-Based Compensation," to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.
Change in Fair Value of Redeemable Warrant Liability. In connection with the Merger, the Company assumed a redeemable warrant liability composed of publicly listed warrants (the "Redeemable Warrants") and warrants issued to CBRE Acquisition Sponsor, LLC in the private placement (the "Private Placement Warrants"). Redeemable Warrant Liability was remeasured as of March 31, 2022, and the resulting gain was included in the condensed consolidated statements of operations. As our Redeemable Warrants (other than the Private Placement Warrants) continue to trade separately on the NYSE following the Merger, the Company determines the fair value of the Redeemable Warrants based on the quoted trading price of those warrants. The Private Placement Warrants have the same redemption and make-whole provisions as the Redeemable Warrants. Therefore, the fair value of the Private Placement Warrants is equal to the Redeemable Warrants. The Company determines the fair value of the Redeemable Warrants, including Private Placement Warrants, based on the quoted trading price of the Redeemable Warrants.
Change in Fair Value of Alignment Shares Liability. Alignment shares represent Class B common stock of the Company which were issued in connection with the Merger. Class B common stock, par value $0.0001 per share ("Alignment Shares") are accounted for as liability-classified derivatives, which were remeasured as of March 31, 2022, and the resulting gain was included in the condensed consolidated statements of operations. The Company estimates the fair value of outstanding Alignment Shares using a Monte Carlo simulation valuation model utilizing a distribution of potential outcomes based on a set of underlying assumptions such as stock price, volatility, and risk-free interest rates.
Other Expense (Income), Net. Other income and expenses primarily represent state grants and other miscellaneous items.
Interest Expense, Net. Interest expense, net represents interest on our borrowings under our various debt facilities, amortization of debt discounts and deferred financing costs, and unrealized gains and losses on interest rate swaps.
Income Tax Benefit. We account for income taxes under ASC 740, Income Taxes. As such, we determine deferred tax assets and liabilities based on temporary differences resulting from the different treatment of items for tax and financial reporting purposes. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Additionally, we must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have a partial valuation allowance on our deferred state tax assets because we believe it is more likely than not that a portion of our deferred state tax assets will not be realized. We evaluate the recoverability of our deferred tax assets on a quarterly basis.
Net Income Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests represents third-party interests in the net income or loss of certain consolidated subsidiaries based on Hypothetical Liquidation at Book Value.

Results of Operations – Three Months Ended March 31, 2022, Compared to Three Months Ended March 31, 2021 (Unaudited)

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Operating revenues, net	$19,199	$12,471	$6,728	53.9%
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	4,064	2,920	1,144	39.2%
General and administrative	6,384	3,226	3,158	97.9%
Depreciation, amortization and accretion expense	6,822	4,388	2,434	55.5%
Acquisition and entity formation costs	294	147	147	100.0%
Loss (gain) on fair value remeasurement of contingent consideration	169	(1,275)	1,444	(113.3)%
Stock-based compensation	1,305	37	1,268	3,427.0%
Total operating expenses	$19,038	$9,443	$9,595	101.6%
Operating income	161	3,028	(2,867)	(94.7)%
Other (income) expense
Change in fair value of redeemable warrant liability	(18,458)	—	(18,458)	100.0%
Change in fair value of alignment shares liability	(46,346)	—	(46,346)	100.0%
Other expense (income), net	15	(111)	126	(113.5)%
Interest expense, net	4,938	3,913	1,025	26.2%
Total other (income) expense	$(59,851)	$3,802	$(63,653)	(1,674.2)%
Income (loss) before income tax benefit	$60,012	$(774)	$60,786	(7,853.5)%
Income tax benefit	123	1,037	(914)	(88.1)%
Net income	$60,135	$263	$59,872	22,765.0%
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(284)	(699)	415	(59.4)%
Net income attributable to Altus Power, Inc.	$60,419	$962	$59,457	6,180.6%
Net income per share attributable to common stockholders
Basic	$0.39	$0.01	$0.38	3,553.4%
Diluted	$0.39	$0.01	$0.38	3,604.8%
Weighted average shares used to compute net income per share attributable to common stockholders
Basic	152,662,512	88,741,089	63,921,423	72.0%
Diluted	153,586,538	89,991,570	63,594,968	70.7%

Operating Revenues, Net

	Three Months Ended March 31,		Change
	2022	2021	Change	%
	(in thousands)
Revenue under power purchase agreements	$4,182	$3,132	$1,050	33.5%
Revenue from net metering credit agreements	3,910	2,944	966	32.8%
Solar renewable energy certificate revenue	9,531	5,565	3,966	71.3%
Rental income	644	114	530	464.9%
Performance-based incentives	359	551	(192)	(34.8)%
Other revenue	573	165	408	247.3%
Total	$19,199	$12,471	$6,728	53.9%
Operating revenues, net increased by $6.7 million, or 53.9%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service subsequent to March 31, 2021.
Cost of Operations

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Cost of operations (exclusive of depreciation and amortization shown separately below)	$4,064	$2,920	$1,144	39.2%
Cost of operations increased by $1.1 million, or 39.2%, during the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service subsequent to March 31, 2021.
General and Administrative

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
General and administrative	$6,384	$3,226	$3,158	97.9%
General and administrative expense increased by $3.2 million, or 97.9%, during the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to increase in general personnel costs resulting from increased headcount in multiple job functions.
Depreciation, Amortization and Accretion Expense

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Depreciation, amortization and accretion expense	$6,822	$4,388	$2,434	55.5%
Depreciation, amortization and accretion expense increased by $2.4 million, or 55.5%, during the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service subsequent to March 31, 2021.

Acquisition and Entity Formation Costs

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Acquisition and entity formation costs	$294	$147	$147	100.0%
Acquisition and entity formation costs increased by $0.1 million, or 100.0%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to costs associated with the Merger.
Loss (gain) on fair value remeasurement of contingent consideration

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Loss (gain) on fair value remeasurement of contingent consideration	$169	$(1,275)	$1,444	(113.3)%
Loss (gain) on fair value remeasurement of contingent consideration is primarily associated with the Solar Acquisition (as defined in Note 7, “Acquisitions,” to our audited consolidated annual financial statements included in our 2021 Annual Report on Form 10-K) completed on December 22, 2020. Loss on fair value remeasurement was recorded for the three months ended March 31, 2022, due to changes in the values of significant assumptions used in the measurement, including the estimated volumes of power generation of acquired solar energy facilities.
Stock-based compensation

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Stock-based compensation	$1,305	$37	$1,268	3,427.0%
Stock-based compensation increased by $1.3 million during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to restricted stock units granted under the Omnibus Incentive Plan (as defined in Note 12, "Stock-Based Compensation," to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q), which was adopted on July 12, 2021.
Change in fair value of redeemable warrant liability

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Change in fair value of redeemable warrant liability	$(18,458)	$—	$(18,458)	100.0%
In connection with the Merger, the Company assumed a redeemable warrant liability which was remeasured as of March 31, 2022, and the resulting gain was included in the consolidated statement of operations. The gain was primarily driven by the decrease in the quoted price of the Company's Redeemable Warrants as of March 31, 2022, compared to December 31, 2021.

Change in fair value of alignment shares liability

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Change in fair value of alignment shares liability	$(46,346)	$—	$(46,346)	100.0%
In connection with the Merger, the Company assumed a liability related to alignment shares, which was remeasured as of March 31, 2022, and the resulting gain was included in the consolidated statement of operations. The gain was primarily driven by the decrease in the Company's stock price as of March 31, 2022, compared to December 31, 2021.
Other Expense (Income), Net

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Other expense (income), net	$15	$(111)	$126	(113.5)%
Other expense was approximately zero during the three months ended March 31, 2022, as compared to other income of $0.1 million during the three months ended March 31, 2021, due to miscellaneous other income and expense items during each period.
Interest Expense, Net

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Interest expense, net	$4,938	$3,913	$1,025	26.2%
Interest expense increased by $1.0 million, or 26.2%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to the increase of outstanding debt held by the Company during these periods but offset by a lower blended interest rate on the Amended Rated Term Loan Facility.
Income Tax Benefit

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Income tax benefit	$123	$1,037	$(914)	(88.1)%
For the three months ended March 31, 2022, the Company recorded an income tax benefit of $0.1 million in relation to pretax income of $60.0 million, which resulted in an effective income tax rate of negative 0.2%. The effective income tax rate was primarily impacted by $13.6 million of income tax benefit related to fair value adjustments on redeemable warrants and alignment shares, $1.4 million of income tax expense associated with nondeductible compensation, $0.3 million of income tax expense from net losses attributable to noncontrolling interests and redeemable noncontrolling interests, and $0.1 million of state income tax benefit.
Related to the $13.6 million of income tax benefit, the Company has issued redeemable warrants and alignment shares. These awards are liability classified awards for U.S. GAAP, and, as such, they are required to be remeasured to fair value each reporting period with the change in value included in operating income. The redeemable warrants and alignment shares are considered equity awards for U.S. tax purposes. Therefore, the change in U.S. GAAP value does not result in taxable income or deduction. The U.S. GAAP change in fair value results in a permanent tax difference which impacts the Company’s estimated annual effective tax rate.

For the three months ended March 31, 2021, the Company recorded an income tax benefit of $1.0 million in relation to a pretax loss of $0.8 million, which resulted in an effective income tax rate of negative 134.0%. The effective income tax rate was primarily impacted by $0.6 million of income tax benefit due to net losses attributable to noncontrolling interests and redeemable noncontrolling interests, $0.2 million of state income tax benefit, and $0.3 million of income tax benefit associated with the remeasurement of contingent consideration.
Net Loss Attributable to Redeemable Noncontrolling Interests and Noncontrolling Interests

	Three Months Ended March 31,		Change
	2022	2021	$	%
	(in thousands)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	$(284)	$(699)	$415	(59.4)%
Net loss attributable to redeemable noncontrolling interests and noncontrolling interests decreased by $0.4 million, or 59.4%, during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due a higher amount of taxable income attributable to noncontrolling interests in the current period.
Liquidity and Capital Resources
As of March 31, 2022, the Company had total cash and restricted cash of $322.5 million. For a discussion of our restricted cash, see Note 2, “Significant Accounting Policies, Cash and Restricted Cash,” to our condensed consolidated financial statements.
We seek to maintain diversified and cost-effective funding sources to finance and maintain our operations, fund capital expenditures, including customer acquisitions, and satisfy obligations arising from our indebtedness. Historically, our primary sources of liquidity included proceeds from the issuance of redeemable preferred stock, borrowings under our debt facilities, third party tax equity investors and cash from operations. Additionally, the Company received cash proceeds of $293 million as a result of the Merger. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of additional solar energy facilities. We will seek to raise additional required capital from borrowings under our existing debt facilities, third party tax equity investors and cash from operations.
The solar energy systems that are in service are expected to generate a positive return rate over the useful life, typically 32 years. Typically, once solar energy systems commence operations, they do not require significant additional capital expenditures to maintain operating performance. However, in order to grow, we are currently dependent on financing from outside parties. The Company will have sufficient cash and cash flows from operations to meet working capital, debt service obligations, contingencies and anticipated required capital expenditures for at least the next 12 months. However, we are subject to business and operational risks that could adversely affect our ability to raise additional financing. If financing is not available to us on acceptable terms if and when needed, we may be unable to finance installation of our new customers’ solar energy systems in a manner consistent with our past performance, our cost of capital could increase, or we may be required to significantly reduce the scope of our operations, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our tax equity funds and debt instruments impose restrictions on our ability to draw on financing commitments. If we are unable to satisfy such conditions, we may incur penalties for non-performance under certain tax equity funds, experience installation delays, or be unable to make installations in accordance with our plans or at all. Any of these factors could also impact customer satisfaction, our business, operating results, prospects and financial condition.
Contractual Obligations and Commitments
We enter into service agreements in the normal course of business. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. As of March 31, 2022, we do not expect to cancel these agreements.
The Company has operating leases for land and buildings and has contractual commitments to make payments in accordance with site lease agreements.

Off-Balance Sheet Arrangements
The Company enters into letters of credit and surety bond arrangements with lenders, local municipalities, government agencies, and land lessors. These arrangements relate to certain performance-related obligations and serve as security under the applicable agreements. As of March 31, 2022 and 2021, the Company had outstanding letters of credit and surety bonds totaling $10.6 million. Our outstanding letters of credit are primarily used to fund the debt service reserve account associated with the Amended Rated Term Loan. We believe the Company will fulfill the obligations under the related arrangements and do not anticipate any material losses under these letters of credit or surety bonds.
Debt
Amended Rated Term Loan Facility
As part of the Blackstone Capital Facility, APA Finance, LLC (“APAF”), a wholly owned subsidiary of the Company, entered into a $251.0 million term loan facility with Blackstone Insurance Solutions ("BIS") through a consortium of lenders, which consists of investment grade-rated Class A and Class B notes (the "Rated Term Loan").
On August 25, 2021, APAF entered into an Amended and Restated Credit Agreement with BIS to refinance the Rated Term Loan (hereby referred to as the “Amended Rated Term Loan”). The Amended Rated Term Loan added an additional $135.6 million to the facility, bringing the aggregate facility to $503.0 million. The Amended Rated Term Loan has a weighted average 3.51% annual fixed rate, reduced from the previous weighted average rate of 3.70%, and matures on February 29, 2056 (“Final Maturity Date”).
The Amended Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 8 years at which point the amortization steps up to 4% per annum until September 30, 2031 (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.
As of March 31, 2022, the outstanding principal balance of the Rated Term Loan was $496.6 million less unamortized debt discount and loan issuance costs totaling $8.2 million. As of December 31, 2021, the outstanding principal balance of the Rated Term Loan was $500.0 million less unamortized debt discount and loan issuance costs totaling $8.4 million.
As of March 31, 2022, and December 31, 2021, the Company was in compliance with all covenants, except the delivery of the APAF audited consolidated financial statements, for which the Company obtained a waiver to extend the financial statement reporting deliverable due dates. The Company expects to deliver the audited financial statements before the extended reporting deliverable due dates.
Construction Loan to Term Loan Facility
On January 10, 2020, APA Construction Finance, LLC (“APACF”) a wholly-owned subsidiary of the Company, entered into a credit agreement with Fifth Third Bank, National Association and Deutsche Bank AG New York Branch to fund the development and construction of future solar facilities (“Construction Loan to Term Loan Facility”). The Construction Loan to Term Loan Facility includes a construction loan commitment of $187.5 million and a letter of credit commitment of $12.5 million, which can be drawn until January 10, 2023.
The construction loan commitment can convert to a term loan upon commercial operation of a particular solar energy facility. In addition, the Construction Loan to Term Loan Facility accrued a commitment fee at a rate equal to .50% per year of the daily unused amount of the commitment. As of March 31, 2022, the outstanding principal balances of the construction loan and term loan were $5.6 million and $12.2 million, respectively. As of December 31, 2021, the outstanding principal balances of the construction loan and term loan were $5.6 million and $12.3 million, respectively. As of March 31, 2022, and December 31, 2021, the Company had an unused borrowing capacity of $169.7 million. For the three months ended March 31, 2022, and 2021 the Company incurred interest costs associated with outstanding construction loans totaling zero and $0.1 million, respectively, which were capitalized as part of property, plant and equipment. Also, on October 23, 2020, the Company entered into an additional letters of credit facility with Fifth Third Bank for the total capacity of $10.0 million. The Construction Loan to Term Loan Facility includes various financial and other covenants for APACF and the Company, as guarantor. As of March 31, 2022 and December 31, 2021, the Company was in compliance with all covenants.
Financing Lease Obligations

From time to time, the Company sells equipment to third parties and enters into master lease agreements to lease the equipment back for an agreed-upon term. Due to certain forms of continuous involvement provided by the master lease agreements, sale leaseback accounting is prohibited under ASC 840. Therefore, the Company accounts for these transactions using the financing method by recognizing the sale proceeds as a financing obligation and the assets subject to the sale-leaseback remain on the balance sheet of the Company and are being depreciated. The aggregate proceeds have been recorded as long-term debt within the condensed consolidated balance sheets.
As of March 31, 2022, the Company recorded a financing obligation of $36.6 million, net of $1.1 million of deferred transaction costs. As of December 31, 2021, the Company recorded a financing obligation of $36.5 million, net of $1.1 million of deferred transaction costs. Payments of $0.2 million and zero were made under financing obligations for the three months ended March 31, 2022 and 2021, respectively. Interest expense, inclusive of the amortization of deferred transaction costs for the three months ended March 31, 2022 and 2021, was $0.4 million and zero, respectively.
Cash Flows
For the Three Months Ended March 31, 2022 and 2021
The following table sets forth the primary sources and uses of cash and restricted cash for each of the periods presented below:

	Three Months Ended March 31,
	2022	2021
	(in thousands)
Net cash provided by (used for):
Operating activities	$3,499	$3,222
Investing activities	(6,571)	(8,671)
Financing activities	(4,720)	(8,201)
Net decrease in cash and restricted cash	$(7,792)	$(13,650)
Operating Activities
During the three months ended March 31, 2022 cash provided by operating activities of $3.5 million consisted primarily of net income of $60.1 million adjusted for net non-cash income of $56.5 million and decrease in net liabilities by $0.1 million.
During the three months ended March 31, 2021, cash provided by operating activities of $3.2 million consisted primarily of net income of $0.3 million adjusted for net non-cash expenses of $2.2 million and increase in net liabilities by $0.7 million.
Investing Activities
During the three months ended March 31, 2022, net cash used in investing activities was $6.6 million, fully consisting of capital expenditures.
During the three months ended March 31, 2021, net cash used in investing activities was $8.7 million, consisting of $2.2 million of capital expenditures, $5.0 million to acquire renewable energy facilities from third parties, net of cash and restricted cash acquired, and $1.5 million to acquire businesses, net of cash and restricted cash acquired.
Financing Activities
Net cash used for financing activities was $4.7 million for the three months ended March 31, 2022, which primarily consisted of $3.4 million to repay long-term debt, $0.7 million paid for equity issuance costs, and $0.6 million of distributions to noncontrolling interests.
Net cash used for financing activities was $8.2 million for the three months ended March 31, 2021, which consisted primarily of $6.7 million to repay long-term debt, $8.4 million of paid dividends and commitment fees on Series A preferred stock, $0.5 million of distributions to noncontrolling interests, and $0.1 million of paid contingent consideration. Cash used for financing activities was partially off-set by $7.4 million of proceeds from issuance of long-term debt.

Critical Accounting Policies and Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventories, long-lived assets, goodwill, identifiable intangibles, contingent consideration liabilities and deferred income tax valuation allowances. We base our estimates on historical experience and on appropriate and customary assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Some of these accounting estimates and assumptions are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ markedly from what had been assumed when the financial statements were prepared. As of March 31, 2022, there have been no significant changes to the accounting estimates that we have deemed critical. Our critical accounting estimates are more fully described in our 2021 Annual Report on Form 10-K.
Other than the policies noted in Note 2, “Significant Accounting Policies,” in the Company’s notes to the condensed consolidated financial statements in this Quarterly Report on Form 10-Q, there have been no material changes to its critical accounting policies and estimates as compared to those disclosed in its audited consolidated financial statements in our 2021 Annual Report on Form 10-K.
Emerging Growth Company Status
In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” or an EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Altus has elected to use the extended transition period for new or revised accounting standards during the period in which we remain an EGC.
We expect to remain an EGC until the earliest to occur of: (1) the last day of the fiscal year in which we, as applicable, have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our stock held by non-affiliates is greater than or equal to $250 million as of the end of that fiscal year's second fiscal quarter, or (ii) our annual revenues are greater than or equal to $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is greater than or equal to $700 million as of the end of that fiscal year's second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Recent Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our condensed consolidated financial statements appearing elsewhere in this Quarterly Report on Form 10-Q.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to various market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transactions.
Interest Rate Risk
A significant portion of our outstanding debt has a fixed interest rate (for further details refer to Note 5, "Debt," to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q). However, changes in interest rates create a modest risk because certain borrowings bear interest at floating rates based on LIBOR plus a specified margin. We sometimes manage our interest rate exposure on floating-rate debt by entering into derivative instruments to hedge all or a portion of our interest rate exposure on certain debt facilities. We do not enter into any derivative instruments for trading or speculative purposes. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and operating expenses and reducing funds available for capital investments, operations, and other purposes. A hypothetical 10% increase in our interest rates on our variable debt facilities would not have a material impact on the value of the Company’s cash, cash equivalents, debt, net loss, or cash flows.
Credit Risk
Financial instruments which potentially subject Altus to significant concentrations of credit risk consist principally of cash and restricted cash. Our investment policy requires cash and restricted cash to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q, as such term is defined in Rules 13a‐15(e) and 15d‐15(e) under the Securities and Exchange Act, as amended (the “Exchange Act”).
Disclosure controls and procedures are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Based on this evaluation of our disclosure controls and procedures, our management, including our Co-Chief Executive Officers and Chief Financial Officer, have concluded that our disclosure controls and procedures were not effective as of March 31, 2022, because of the material weaknesses in our internal control over financial reporting that were disclosed in our 2021 Annual Report on Form 10-K.
Remediation Plan
As previously described in Part II, Item 9A of our 2021 Annual Report on Form 10-K, with the oversight of senior management and our audit committee, we are taking the steps below and plan to take additional measures to remediate the underlying causes of the material weaknesses:
•We have proceeded with steps intended to remediate the insufficient qualified personnel material weakness, including hiring additional finance department employees with appropriate expertise, including a Technical Accounting Manager, Accounts Payable Manager, and Tax Director;
•We have hired a SOX Manager that specializes in internal controls and organizational risk assessment, identification of control activities, controls documentation and the enhancement of ongoing monitoring activities related to the internal controls over financial reporting to address the lack of a formalized risk assessment process; and
•We have proceeded with steps intended to remediate the selection and development of the control activities material weakness through the documentation of processes and controls in the financial statement close, reporting and disclosure processes while working to deploy a new enterprise resource planning system designed to improve the accuracy and controls over financial reporting. The new system enhancements and activities are designed to enable us to broaden the scope and quality of our internal reviews of information supporting financial reporting and to formalize and enhance our internal control procedures.
We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses.
Changes in Internal Control over Financial Reporting

As discussed above, we implemented certain measures to remediate the material weaknesses identified in the design and operation of our internal control over financial reporting. In addition, during the quarter ended March 31, 2022, we have completed the implementation of an accounting system, which enables a more efficient financial statements closing process. Other than those measures, there have been no changes in our internal control over financial reporting during the quarter ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information
Item 1. Legal Proceedings
From time to time, the Company is a party to a number of claims and governmental proceedings which are ordinary, routine matters incidental to its business. In addition, in the ordinary course of business the Company periodically has disputes with vendors and customers. All current pending matters are not expected to have, either individually or in the aggregate, a material adverse effect on the Company’s financial position or results of operations.
Item 1A. Risk Factors
There have been no material changes to our risk factors as previously disclosed in our 2021 Annual Report on Form 10-K.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits

Exhibit No.	Description
31.1*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
31.3*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
32**	Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the inline XBRL document).
*Filed herewith
**Furnished herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Gregg J. Felton
	Name:	Gregg J. Felton
	Title:	Co-Chief Executive Officer

Date: May 16, 2022	By:	/s/ Lars R. Norell
	Name:	Lars R. Norell
	Title:	Co-Chief Executive Officer

Date: May 16, 2022	By:	/s/ Dustin L. Weber
	Name:	Dustin L. Weber
	Title:	Chief Financial Officer

ALTUS POWER, INC.
Selections from Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
Explanatory Note
The following disclosure includes selections from Altus Power, Inc.’s (the “Company”) Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 , filed with the Securities and Exchange Commission on April 13, 2022 (the “Annual Proxy Statement”) that were incorporated by reference into the Company’s Annual Report of Form 10-K for the year ended December 31, 2021. Capitalized terms not otherwise defined herein are as defined in the Annual Proxy Statement.
DIRECTORS
Our Board currently consists of eight (8) directors. In accordance with the terms of our third amended and restated certificate of incorporation and second amended and restated bylaws, our Board is divided into three classes, Classes I, II and III, each to serve a three-year term, except for the directors’ initial terms, and a Class B director, to serve a one-year term, except for such director’s initial term. The Class I directors, Richard N. Peretz, Sharon R. Daley and Sarah E. Coyne, have terms expiring at this 2022 annual meeting of stockholders, the Class II directors, Christine R. Detrick and Robert M. Horn, have terms expiring at the 2023 annual meeting of stockholders, and the Class III directors, Lars R. Norell and Gregg J. Felton, have terms expiring at the 2024 annual meeting of stockholders. William Concannon is the Class B director with a term expiring at this 2022 annual meeting of stockholders. At each annual general meeting of stockholders, the successors to Class I, Class II or Class III directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. We are nominating the three (3) current Class I directors listed below for re-election. If re-elected, each of these three (3) Class I nominees will serve on our Board until the 2025 annual meeting, or until his or her successor is duly elected and qualified in accordance with our third amended and restated certificate of incorporation and second amended and restated bylaws, or his or her earlier death, resignation or removal.
At each annual general meeting of stockholders, the successor to the Class B director whose term then expires will be elected to serve from the time of election and qualification until the next annual meeting following the election so long as there is an election of directors at such meeting. The majority of the holders of our Class B common stock consented to the re-election of William Concannon as the Class B director effective as of the date of the 2022 annual meeting to serve on our Board until the 2023 annual meeting, or until his or her successor is duly elected and qualified in accordance with our third amended and restated certificate of incorporation and second amended and restated bylaws, or his or her earlier death, resignation or removal.
Below is certain information concerning our Board’s nominees for election at this year’s 2022 annual meeting. The biographies of each of the nominees below contain information regarding the experiences, qualifications, attributes or skills that caused the nominating and corporate governance committee and our Board to determine that the person should be re-elected as a director of the Company.
Following the director biographies is information concerning our corporate governance structure, including descriptions of the standing committees of our Board, namely our audit, compensation and nominating and corporate governance committees. The directors serving on each committee are listed in the descriptions below. Our directors may also serve on other committees of our Board and the board of directors of the Company’s subsidiaries that are not required to be described by this proxy statement and which are therefore not identified in the information below.

Elsewhere in this proxy statement you will find information concerning the number of shares of our common stock that are beneficially owned by each of our directors (see “Security Ownership of Certain Beneficial Owners and Management”) and information regarding the compensation of our directors (see “Executive Officer and Director Compensation”). We urge you to review all of this information when deciding how to vote on Proposal 1(a) and 1(b), as applicable.
Required Vote of Stockholders
Election of Class I directors shall be determined by a plurality of the votes cast in respect of the shares of Class A common stock present in person (including virtually) or represented by proxy at the meeting and entitled to vote on the election of directors, and the Class I director nominees who receive the greatest number of votes at the 2022 annual meeting (up to the total number of directors to be elected) will be elected.
With respect to each nominee, Class A stockholders have the option to vote “for” each of the nominees, “withhold” their vote from each of the nominees or “withhold” their vote from any one of the nominees. Abstentions and withheld votes, if any, will not affect the outcome of the vote on the election of directors and broker non-votes will have no effect on the election of directors.
Our Board recommends that you vote FOR all three (3) of the Class I nominees named below.
The following persons have been nominated for election to our Board:

Name	Year First Elected as Director	Position
Richard N. Peretz	2021	Director
Sharon R. Daley	2021	Director
Sarah E. Coyne	2021	Director

Richard N. Peretz, age 60, has served as a member of our Board since the Business Combination. From 2015 until he retired in February 2020, Mr. Peretz was the Chief Financial Officer of United Parcel Service (“UPS”). Prior to that, Mr. Peretz served in multiple roles at UPS for over 30 years, including as Controller and Treasurer, along with leading the mergers and acquisitions group from 2007 to 2015. Mr. Peretz also serves on the board of directors of Electric Last Mile, an electric vehicle company, and Tribe Capital Growth Corp. I. and serves as chair of the audit committee for both companies. He also serves on the board of directors for Semper Paratus Acquisition Corp. Mr. Peretz earned his Bachelor of Business Administration from the University of Texas at San Antonio and his Masters in Business Administration from Emory University.Mr. Peretz is well-qualified to serve on the board of directors due to financial expertise and his experience servicing on other public company audit committees.
Sharon R. Daley, age 60, has served as a member of our Board since the Business Combination. From February 2018 until September 2021, Ms. Daley was an Operating Partner at The Blackstone Group, assisting their portfolio companies with C-suite leadership assessment, coaching and development. Ms. Daley was also involved in board member selection and governance for many of The Blackstone Group’s portfolio companies. Previously, Ms. Daley served in a variety of senior human resources roles at General Electric for over 34 years. She earned her Bachelor of Arts in Labor Relations from Rutgers University. Ms. Daley is well-qualified to serve on the board of directors due to her decades of experience in human capital management and executive compensation.
Sarah E. Coyne, age 30, has served as a member of our Board since the Business Combination. Ms. Coyne is currently a Vice President at ValueAct Capital, an investment company. At ValueAct Capital, Ms. Coyne is responsible for evaluating investment opportunities and managing a diverse portfolio of investments and has been with the firm since September 2017. Prior to ValueAct, she served as Associate in the Technology, Media & Telecommunications private equity group at KKR & Co. Inc., from 2015 to 2017, and before that, a member of the Technology, Media & Telecommunications investment banking group at Goldman Sachs & Co. LLC, from 2013 to 2015. Ms. Coyne received a B.S. from the University of Pennsylvania’s Wharton School of Business. Ms. Coyne is well-qualified to serve on the board of directors due to her business, investments and finance experience.
Continuing Members of the Board of Directors
The following information describes the offices held and other business directorships, the class and term of each director whose term continues beyond this 2022 annual meeting and who is not subject to election this year. Beneficial ownership of equity securities for these directors is also shown under “Security Ownership of Certain Beneficial Owners and Management” below.
Gregg J. Felton, age 50, has served as a member of our board of directors since the Business Combination. Mr. Felton is also a Co-Founder and Co-CEO of Altus and has been with Altus since 2013. Previously, Mr. Felton was a partner of Goldman Sachs and the Chief Investment Officer of the Credit Alternatives platform at Goldman Sachs Asset Management, where he oversaw hedge funds as well as several private credit vehicles, mutual funds, and separate accounts aggregating over $5 billion. Prior to joining Goldman Sachs, Mr. Felton was a senior portfolio manager at Amaranth Advisors, a multi-strategy hedge fund located in Greenwich, Connecticut. He led Amaranth’s global corporate credit investment team from 2000 to 2006. Before joining Amaranth, he was a vice president at Chase Manhattan Bank. Mr. Felton earned his Bachelor of Arts in Economics from Tufts University and a J.D. and M.B.A. from the Georgetown University Law Center and School of Business. Mr. Felton is well-qualified to serve on the board of directors due to his business acumen, transactional experience and investment banking and structured finance experience. Mr. Felton is a Class III director, whose term expires at the 2024 annual meeting of stockholders.
Lars R. Norell, age 50, Mr. Norell has served as a member of our board of directors since the Business Combination. Mr. Norell is also a Co-Founder and Co-CEO of Altus and has been with Altus since 2009. Previously, Mr. Norell was a Principal and Managing Director at Cohen & Company where he served as Head of Capital Markets and subsequently led the Alternative Assets effort. Prior to joining Cohen & Company in February of 2006, Mr. Norell was a Managing Director and Co-Head of US Structured Credit Products at Merrill Lynch. Before that he was a Vice President and investment banker in the Credit Products Group at Credit Suisse. Mr. Norell currently serves on the board of directors of EDLY Inc., a marketplace for income share agreements. Mr. Norell began his career as an attorney at Cadwalader, Wickersham & Taft in 1998. Mr. Norell earned his BSBA from the International University of Monaco in France and a J.D. from the University of Virginia School of Law. Mr. Norell is well-qualified to serve on the board of directors due to his capital markets and finance experience, as well as his analytical, strategic and leadership skills. Mr. Norell is a Class III director, whose term expires at the 2024 annual meeting of stockholders.
Christine R. Detrick, age 63, has served as the Chairperson of our board of directors since the Business Combination. From 2002 until 2012, Ms. Detrick was a Senior Partner, Leader of the Financial Services Practice, and a Senior Advisor at Bain & Company. Before joining Bain, she served for 10 years at A.T. Kearney, Inc., including as Leader of the Global Financial Institutions group and a member of the board of management and board of directors. Prior to those roles, she was a founding member of a venture capital firm specializing in savings and loan institutions and served as the chief executive officer of St. Louis Bank for Savings and was a consultant at McKinsey and Company earlier in her career. Ms. Detrick currently serves on the boards of Capital One Financial Corporation and of Reinsurance Group of America, a publicly traded reinsurance company, serving as chair of the Nominating and Governance Committee. Ms. Detrick has announced she will not be standing for re-election to the board of Reinsurance Group of America at its annual meeting of shareholders to be held May 25, 2022. Ms. Detrick also serves as chair of the board of Hartford Mutual Funds, a mutual fund company, and on the board of Charles River Associates, a public management consulting firm. She also previously served on the board of directors of Forest City Realty Trust, a public real estate investment trust, as chair of the Compensation Committee. She received her B.S. in Economics from the Wharton School of the University of Pennsylvania. Ms. Detrick is well-qualified to serve on the board of directors due to her extensive background in corporate governance, management consulting, industry experience and board experience. Ms. Detrick is a Class II director, whose term expires at the 2023 annual meeting of stockholders.
Robert M. Horn, age 40, has served as a member of our board of directors since the Business Combination. Mr. Horn joined Blackstone Credit (previously GSO Capital Partners) in 2005 and is Co-Head of Energy Investing for Blackstone Credit, and leads the firm’s investment activities in renewable energy and sustainable resources. Mr. Horn is a member of Blackstone’s ESG committee which helps to develop and implement the firm’s ESG policies. In addition, Mr. Horn sits on the investment committees for Blackstone Credit’s structured products, performing credit, distressed credit, and energy funds. Prior to joining Blackstone Credit, Mr. Horn worked in Credit Suisse’s Global Energy Group, where he advised on high yield financings and merger and acquisition assignments for companies in the power and utilities sector. He earned his Bachelor of Commerce with honors from McGill University. Mr. Horn is well-qualified to serve on the board of directors due to his investment and mergers and acquisitions experience as well as his background in ESG and business acumen. Mr. Horn is a Class II director, whose term expires at the 2023 annual meeting of stockholders.
William F. Concannon, age 66, has served as the Class B director since the Business Combination. Mr. Concannon is CBRE’s Global Group President, Clients and Business Partners. He drives the firm’s engagement strategy for CBRE’s largest occupier and investor clients, as well as key strategic partners. He has been with CBRE since its acquisition of the Trammell Crow Company in 2006. Before assuming his current role, he served as Global CEO of CBRE’s GWS business segment, a global, integrated, full-service real estate outsourcing business serving the world’s largest real estate occupiers. He serves on the board of Charles Rivers Associates (NASDAQ: CRAI). Mr. Concannon received a B.S. from Providence College. Mr. Concannon is well-qualified to serve on the board of directors due to his leadership and strategy skills, his business acumen and commercial real estate experience. Mr. Concannon is the Class B director, whose term expires at the 2023 annual meeting of stockholders.

THE BOARD OF DIRECTORS AND CERTAIN GOVERNANCE MATTERS
Our Board manages or directs the business and affairs of the Company, as provided by the Delaware General Corporation Law (the “DGCL”), and conducts its business through meetings of the Board and three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.
Our Board evaluates the Company’s corporate governance policies on an ongoing basis with a view towards maintaining the best corporate governance practices in the context of the Company’s current business environment and aligning our governance practices closely with the interest of our stockholders. Our Board and management value the perspective of our stockholders and encourage stockholders to communicate with the Board as described under “Communication with Directors” below.
The Merger
The Company was originally named CBRE Acquisition Holdings, Inc. (“CBAH”), and was established as a special purpose acquisition company, which completed its initial public offering in December 2020. CBAH was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and, prior to the Business Combination (as defined below), the Company was a “shell company” as defined under the Exchange Act, because it had no operations and nominal assets consisting almost entirely of cash.
On December 9, 2021, the Company consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of July 12, 2021, by and among CBRE Acquisition Holdings, Inc., a Delaware corporation (“CBAH”), CBAH Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of CBAH (“First Merger Sub”), CBAH Merger Sub II, Inc., a Delaware limited liability company and a wholly owned subsidiary of CBAH (“Second Merger Sub”), APAM Holdings LLC, a Delaware limited liability company (“APAM”), Altus Power America Holdings, LLC, a Delaware limited liability company (“Holdings”) and Altus Power, Inc., a Delaware corporation (“Altus”), providing for, among other things, and subject to the terms and conditions therein, a business combination between Altus and CBAH (the “Business Combination Agreement”).
Pursuant to the terms of the Business Combination Agreement, a business combination between the Company and Altus was effected through an initial merger of First Merger Sub with and into Altus, with Altus as the surviving company, and immediately thereafter the merger of Altus with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity (the First Merger and the Second Merger, together, the “Merger”, and, together with the other transactions contemplated by the Business Combination Agreement, “the Business Combination”). In connection with the closing of the Business Combination on December 9, 2021 (the “Closing”), CBAH changed its name to “Altus Power, Inc.”
When we refer in the proxy statement to “CBAH,” we mean the Company prior to the consummation of the Business Combination Agreement. When we refer in this proxy statement to “Altus,” we mean Altus Power, Inc. prior to the consummation of the Business Combination Agreement. When we refer in this proxy statement to the Company, we mean the Company after the consummation of the Business Combination Agreement.
In connection with the Business Combination and effective as of immediately prior to the effective time of the Merger in accordance with the Business Combination Agreement (the “Effective Time”), Mr. Felton, Mr. Norell, Ms. Detrick, Mr. Peretz, Ms. Daley, Mr. Horn, and Ms.

Coyne were elected to serve as directors of the Company and Mr. Concannon was elected to serve as the Class B director of the Company. Robert E. Sulentic, Emma E. Giamartino, David S. Binswanger, Jamie J. Hodari, and Michael J. Ellis resigned as directors of the Company.
Composition of the Board
The business and affairs of the Company are managed under the direction of the Board. We have a classified Board, with three directors in Class I (Richard N. Peretz, Sharon R. Daley and Sarah E. Coyne), two directors in Class II (Christine R. Detrick and Robert M. Horn) and two directors in Class III (Lars R. Norell and Gregg J. Felton). In addition, William F. Concannon serves as the Class B director.
Board Leadership Structure
Currently, the role of chair of the board is separated from the role of the chief executive officers. We believe that separating these positions allows our chief executive officers to focus on our day-to-day business, while allowing the chair of the board to lead the Board in its fundamental role of providing advice to, and independent oversight, of management. Our Board recognizes the time, effort, and energy that the chief executive officers are required to devote to their position in the current business environment, as well as the commitment required to serve as our chair, particularly as the Board’s oversight responsibilities continue to grow. While our bylaws and our corporate governance guidelines do not require that our chair and chief executive officer positions be separate, our Board believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Director Independence
The New York Stock Exchange (“NYSE”) listing standards require that a majority of the board of directors of a company listed on NYSE be composed of “independent directors.” An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, the Board has determined that each of Christine R. Detrick, Richard N. Peretz, Sharon R. Daley, Robert M. Horn and Sarah E. Coyne is an independent director under the NYSE listing standards. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries. Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, the Board has determined that each of the Audit Committee members, Richard N. Peretz, Sarah E. Coyne and Sharon R. Daley is an independent director under Rule 10A-3 of the Exchange Act. In making these determinations, the Board considered the current and prior relationships that each non-employee director has and will have with the Company and all other facts and circumstances that the Board deems relevant in determining independence, including the beneficial ownership of the Company’s common stock by each non-

employee director (and related entities) and certain transactions involving them described in the section entitled “Certain Relationships and Related Person Transactions.”
Role of Board in Risk Oversight Process
Our Board has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our Board is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks associated with our compensation policies and practices. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through discussions from committee members about such risks. Because of the role of the Board and its committees in risk oversight, the Board believes that any leadership structure that it adopts must allow it to effectively oversee the management of the risks relating to our operations. The Board of Directors believes its current leadership structure enables it to effectively provide oversight with respect to such risks.
Committees and Attendance
Our Board held eight (8) meetings during 2021(including with respect to CBAH, e.g. prior to the consummation of the Business Combination Agreement). During that time, no member of our Board attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees of our Board on which he served (held during the period that such director served).
In addition to regular meetings of our Board, the Company’s non-management, independent directors meet in executive sessions without management participation.
The standing committees of our Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our Board may from time to time establish other committees.
Audit Committee
Our audit committee, whose members were appointed in connection with the Merger, consists of Richard N. Peretz, who serves as chairperson, Sharon R. Daley and Sarah E. Coyne. Each member of the audit committee qualifies as an independent director under the NYSE corporate governance requirements and the independence requirements of Rule 10A-3 of the Exchange Act. Richard N. Peretz qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and meets the financial literacy requirements of the NYSE.
The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm. The audit committee is also responsible for oversight of general compliance and overall enterprise risk assessment and risk management as well as reviewing any related party transactions and other potential conflict of interest situations on an ongoing basis.
The audit committee’s responsibilities also include:
•monitoring our tax risk posture, including tax planning and compliance practices;
•reviewing and discussing with management and the independent registered public accounting firm our annual and interim consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;
•reviewing and discussing with management and our independent registered public accounting firm our earnings releases;
•monitoring compliance with our Code of Business Conduct and Ethics;
•establishing and overseeing procedures for the receipt, retention and treatment of complaints and concerns;
•overseeing the integrity of our information technology systems, process and cybersecurity; and
•reviewing and approving the internal audit function’s annual audit plan and all major changes to the plan; reviewing and discussing with the internal auditors the scope, progress and results of executing the internal audit plan; and receiving reports on the status of significant findings and recommendations as well as management’s responses.
All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.
Our Board adopted a written charter for the audit committee, which is available on our investors’ website.
During the fiscal year ended December 31, 2021, the Company’s audit committee met five (5) times, with each meeting attended by all members of the audit committee of the Company, or prior to the Merger, by Ms. Coyne and Messrs. Binswanger and Ellis. The report of the audit committee is included in this proxy statement under “Report of the Audit Committee.”
Compensation Committee
Our compensation committee, whose members were appointed in connection with the Merger, consists of Sharon R. Daley, who serves as the chairperson, Richard N. Peretz and Robert M. Horn. The purpose of the compensation committee is to assist our Board in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) once applicable, preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
The compensation committee’s responsibilities also include:
•establishing and administering our equity and other incentive plans and reviewing our benefit plans;
•reviewing our incentive compensation arrangements to determine whether they encourage excessive risk-taking, and reviewing and discussing at least annually the relationship between risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk;
•appointing, compensating, and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;
•conducting the independence assessment outlined in the rules of the NYSE with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee; and
•reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards.
Our Board adopted a written charter for the compensation committee, which is available on our website.
During the fiscal year ended December 31, 2021, the Company’s compensation committee did not meet.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee whose members were appointed in connection with the Merger, consists of Christine R. Detrick, who serves as chairperson, Richard N. Peretz and Sarah E. Coyne. The purpose of the nominating and corporate governance committee is to carry out the responsibilities delegated by the Board relating to the nominations process and procedures and the development and maintenance of the Corporation’s corporate governance policies.
The nominating and governance committee’s responsibilities also include:
•identifying individuals qualified to become new Board members, consistent with criteria approved by the Board;
•reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders;
•identifying Board members qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee;
•overseeing the process for annual evaluations of the performance of the Board of Directors and its committees;
•reviewing and recommending to the Board corporate governance principles applicable to us;
•providing for new director orientation and continuing education for existing directors on a periodic basis;
•reviewing and discussing with management disclosure of our corporate governance practices, including information regarding the operations of the committees of our Board, director independence and the director nominations process for inclusion in our annual report or proxy statement, as applicable;
•reviewing our strategies, activities and policies regarding environmental, social and governance-related matters;
•considering any questions of possible conflicts of interest of members of the Board; and

•overseeing succession planning.
Our Board adopted a written charter for the nominating and corporate governance committee, which is available on our website.
During the fiscal year ended December 31, 2021, the Company’s nominating and corporate governance committee did not meet.
Code of Business Conduct and Ethics
We adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officers, principal financial officer and principal accounting officer, which is available on our website. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on the investors’ section of our website, https://investors.altuspower.com/. Information contained on or accessible through the website is not a part of this prospectus, and the inclusion of the website address in this prospectus is an inactive textual reference only.
We have also adopted corporate governance guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. Our corporate governance guidelines are available on our website.
Our Board has also adopted stock ownership guidelines establishing a minimum share ownership requirement for our non-employee directors, other than non-employee directors that elect not to receive compensation in connection with their service as non-employee directors. See the section titled “Executive Compensation—Other Compensation Policies—Stock Ownership Guidelines.”
Commitment to Environmental, Social and Governance Leadership
Altus Power was founded to address the urgent need to transform the way we generate and consume power. Our mission to create a clean electrification ecosystem that can provide renewable energy to every business, home and electric vehicle is intrinsically linked to clean, renewable power as the foundation for a sustainable future.
We believe that leadership in environmental, social and governance (“ESG”) practices is central to accomplishing our mission, so we continue to take steps to address the environmental and social risks of our operations and products. To this end, our management has established a corporate social responsibility committee that is dedicated to improving the sustainability practices throughout the Company. Our team is passionate about empowering communities and businesses to accelerate the global energy transition while also doing everything we can to foster a diverse, inclusive, and innovative corporate culture at Altus Power.
Our sustainability efforts will be organized into the three ESG pillars: Environmental, Social and Governance. We plan to report how we oversee and manage ESG factors in an annual sustainability report. In this report, we are preparing to follow the Global Reporting Initiative (GRI) standards.
•Our Environmental Pillar is focused on providing clean, affordable energy to our customers; maintaining a robust environmental management program that ensures we protect the environment, including in the communities where we operate and build; and helping to make our energy infrastructure more resilient and sustainable.

•Our Social Pillar is expected to focus on attracting and retaining a team of talented individuals, while offering opportunities to progress every employee’s career; ensuring a safety-first workplace for our employees through proper training, policies and protocols. We strive to support ethical products and materials and encourage the partners in our supply chain to abide by our Supplier Code of Conduct.
•Our Governance Pillar is expected to focus on ensuring Board oversight and committee ownership of our enterprise risk management and sustaining a commitment to ethical business conduct, transparency, honesty and integrity.
All of our actions and each of our ESG pillars are underpinned by the goal of driving the clean energy transition of our customers across the United States.
Director Nomination Process
Our Board has delegated to the nominating and corporate governance committee the task of identifying, considering, recruiting, reviewing and recommending a slate of director nominees to be proposed by the Board to the stockholders, and recommending any director nominees to be elected by the Board to fill interim vacancies. It is the policy of our Board that directors should possess strong personal and professional ethics, integrity and values; be business savvy and genuinely interested in the Company; and be committed to representing the long-term interests of the stockholders. The Board is also intended to encompass a range of talents, ages, skills, diversity and expertise sufficient to provide sound and prudent oversight with respect to the operations and interests of the business. Selection of candidates shall include consideration of a range of diversity perspectives, including but not limited to professional experience, strategic thinking, relevant skills, business and operations expertise, knowledge and length of service.
The biography for each of the director nominees included herein indicate each nominee’s experience, qualifications, attributes and skills that led our nominating and corporate governance committee and our Board to conclude each such director should continue to serve as a director of our Company. Our nominating and corporate governance committee and our Board believe that each of the nominees has the individual attributes and characteristics required of each of our directors, and the nominees as a group possess the skill sets and specific experience desired of our Board as a whole.
Stockholders have the right under our second amended and restated bylaws to directly nominate director candidates for election at an annual meeting of stockholders, without any action or recommendation on the part of the nominating and corporate governance committee or our Board, by submitting to the Company as to each nominee that the stockholder proposes for election or re-election as a director all information relating to such nominee that would be required to be disclosed in solicitations of proxies for the election of such nominee as a director pursuant to Regulation 14A under the Exchange Act and such nominee’s written consent (I) to be named as a nominee in the Company’s proxy statement, proxy card, and/or ballot, if the Board approves such inclusion, and (II) to serve as a director if elected. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Company and to determine the independence of such director under the Exchange Act and the rules and regulations thereunder and of the NYSE. Any such nomination must be made by a stockholder of record of the Company at the time of making such nomination and meet such other requirements as are set forth in the Company’s second amended and restated bylaws. Such nomination information should be submitted to: Altus Power, Inc., 2200 Atlantic Street, 6th Floor, Stamford, CT 06902, Attention: Corporate Secretary.

Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or Board of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.
Communication with Directors
Any stockholder or other interested parties desiring to communicate with our Board, or one or more of our directors, may send a letter addressed to the board of directors, Altus Power, Inc., 2200 Atlantic Street, 6th Floor, Stamford, CT 06902, Attention: Corporate Secretary. All such letters will be promptly forwarded to the appropriate members of our Board, the appropriate committee chairperson or individual directors, as applicable, by the Secretary. The mailing envelope should contain a clear notation that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such letters should clearly state whether the intended recipients are all members of our Board or certain specified individual directors.
Director Attendance at Annual Meeting
Each director who is up for election at an annual meeting of stockholders or who has a term that continues after such annual meeting is expected to attend the 2022 annual meeting.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 28, 2022 by:
•each person known to the Company to be the beneficial owner of more than 5% of outstanding Company common stock;
•each of the Company’s executive officers and directors; and
•all executive officers and directors of the Company as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Company stock is based on 153,648,830 shares of Class A common stock and 1,408,750 shares of Class B common stock, also referred to as Alignment Shares, issued and outstanding as of March 28, 2022.
Unless otherwise indicated, the Company believes that each person named in the table below has sole voting and investment power with respect to all of our common stock beneficially owned by them. Further, unless otherwise noted, the business address of each of the executive officers and directors of Altus is c/o Altus Power, Inc., 2200 Atlantic Street, 6th Floor, Stamford, Connecticut 06902.

Name and Address of Beneficial Owner	Shares of Class A Common Stock	%	Shares of Class B Common Stock	%
Five Percent Holders:
CBRE Acquisition Sponsor, LLC(1)	31,237,749	19.2%	1,267,875	90.0%
GSO Altus Holdings LP.(2)	28,825,125	18.8%	—	—
Gregg J. Felton(3)	23,866,091	15.5%	—	—
Lars R. Norell(4)	28,911,268	18.8%	—	—
Directors and Executive Officers Post-Business Combination			—	—
Gregg J. Felton(3)	23,866,091	15.5%	—	—
Lars R. Norell(4)	28,911,268	18.8%	—	—
Anthony P. Savino(5)	4,800,188	3.1%	—	—
Dustin L. Weber(6)	1,779,038	1.2%	—	—
Christine R. Detrick	100,000	*	—	—
Richard N. Peretz	20,000	*	—	—
Sharon R. Daley	—	—	—	—
William F. Concannon(7)	118,417	*	14,087.5	1.0%
Sarah E. Coyne(8)	4,018,417	2.6%	14,087.5	1.0%
Robert M. Horn	—	—	—	—
All directors and executive officers as a group (ten individuals)	63,613,419	41.4%	28,175	2.0%

(1)	Includes 9,237,749 shares of Class A common stock issuable upon the exercise of warrants issued in private placement, referred to herein as private placement warrants. The sole member of CBRE Acquisition Sponsor, LLC is CBRE Services, Inc., which is a wholly-owned subsidiary of CBRE Group, Inc. CBRE Group, Inc. is a publicly traded company. The business address of each of the entities described in this footnote is 2100 McKinney Avenue Suite 1250, Dallas, Texas 75201.
(2)	Blackstone directly holds the reported shares of Class A common stock. GSO Altus Holdings Associates LLC is the general partner of Blackstone. GSO Holdings I L.L.C. is the managing member of GSO Altus Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by Blackstone. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the foregoing entities and individuals disclaims beneficial ownership of the securities held directly by Blackstone (other than Blackstone to the extent of their direct holdings). The business address of Blackstone is c/o Blackstone Alternative Credit Advisors LP, 345 Park Avenue, 31st Floor, New York, New York 10154.
(3)	Consists of shares of Class A common stock held through vehicles or trusts, including: (i) 13,124,603 shares held by Felton Asset Management LLC, for which Mr. Felton is the managing member and (ii) an aggregate of 10,741,488 shares held across two irrevocable trusts for the benefit of Mr. Felton’s children.
(4)	Consists of shares of Class A common stock held through vehicles or trusts, including: (i) 21,774,907 shares held by Start Capital LLC, for which Mr. Norell is the managing member, (ii) 2,854,545 shares held by Start Capital Trust, for the benefit of Mr. Norell’s children and (iii) an aggregate of 4,281,816 shares held across three irrevocable trusts for the benefit of Mr. Norell’s children.
(5)	Includes an aggregate of 1,134,255 shares of Class A common stock held across three irrevocable trusts for the benefit of Mr. Savino’s children. Also includes 3,620,285 shares of Class A common stock, as well as 45,648 shares of Class A common stock which are restricted and subject to forfeiture.
(6)	315,889 of Mr. Weber’s shares of Class A common stock are restricted and subject to forfeiture.
(7)	Includes 18,417 shares of Class A common stock issuable upon the exercise of private placement warrants. Consists of securities held by a family-owned limited liability company. The business address of Mr. Concannon is 2100 McKinney Avenue Suite 1250, Dallas, Texas 75201.
(8)	Consists of shares held by ValueAct Capital Master Fund, L.P. Ms. Coyne disclaims beneficial ownership of such shares for purposes of Section 16 under the Exchange Act. Includes 18,417 shares of Class A common stock issuable upon the exercise of private placement warrants.

EXECUTIVE OFFICERS
The below table identifies and sets forth certain biographical and other information regarding our executive officers as of March 28, 2022. There are no family relationships among any of our executive officers or directors.

Name	Age	Position
Gregg J. Felton (1)	50	Co-Chief Executive Officer and Director
Lars R. Norell (1)	50	Co-Chief Executive Officer and Director
Anthony P. Savino	64	Chief Construction Officer
Dustin L. Weber	41	Chief Financial Officer

(1) See “Board of Directors” for a description of Gregg J. Felton’s and Lars R. Norell’s experience.
Executive Officers
Anthony P. Savino. Mr. Savino is a Co-Founder and serves as Chief Construction Officer of the Company and leads the Engineering, Construction and Energy Optimization Teams. Prior to co-founding the Company in 2009, Mr. Savino spent his career in architecture, development and construction with over thirty-five years of design and field experience, in commercial and residential projects. In addition to his education and training in architecture, Mr. Savino has completed specialized studies in passive solar, wind and photovoltaic systems. Mr. Savino earned a Bachelor of Architecture degree from the University of Miami with a specialization in Alternate Energy Systems.
Dustin L. Weber. Mr. Weber serves as the Chief Financial Officer of the Company, a position he has held since 2018. As Chief Financial Officer, Mr. Weber oversees the Company’s accounting and finance department. Prior to his role as Chief Financial Officer, Mr. Weber held the position of Managing Director of the Company from 2013 to 2018. Before joining the Company, Mr. Weber worked for seven years on the energy desk at Torus Capital, a multi-strategy trading firm located in New York. At Torus, Dustin focused on the broad energy markets with a specific emphasis on crude oil and natural gas commodities. Dustin holds a Bachelor’s of Science in business from Ferris State University in Michigan.

EXECUTIVE COMPENSATION
Introduction
This section provides an overview of the Company’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section also provides an overview of certain compensation arrangements adopted in connection with the Business Combination Agreement, which became effective at the Closing. Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to the Company and its subsidiaries prior to the consummation of the Business Combination, and to the Company and its subsidiaries after the Business Combination.
For the year ended December 31, 2021, our named executive officers (“Named Executive Officers” or “NEOs”) were:
•Gregg Felton, Co-Chief Executive Officer;
•Lars Norell, Co-Chief Executive Officer;
•Anthony Savino, Chief Construction Officer; and
•Dustin Weber, Chief Financial Officer.
The compensation committee of the Board (the “Compensation Committee”) sets the executive compensation philosophy and oversees and determines the compensation and benefits of the Co-Chief Executive Officers and other executive officers of the Company. The Compensation Committee also oversees our management equity programs. With respect to base salaries, annual incentive compensation and long-term incentives, the Compensation Committee establishes the compensation mix, performance measures, goals, targets and business objectives based on the Company’s competitive marketplace.
In addition to base salary and annual bonuses, to promote its interests and align executive incentives to those of the Company’s equity holders, the Company grants stock-based awards under the 2021 Omnibus Incentive Plan (the “Incentive Plan”). In addition, the named executive officers are eligible to participate in the employee stock purchase plan on the same basis as all of our eligible employees.
Our Board has adopted stock ownership guidelines establishing a minimum stock ownership requirement for executive officers and non-employee directors. Our stock ownership guidelines provide that our executive officers must hold a number of shares of our common stock with a value equal to six times their base salary, in the case of our chief executive officer, and three times their base salary, in the case of each of our other executive officers. Our executive officers will have until five years after the later of the date the guidelines were adopted or the date the person was initially designated an executive officer. Our stock ownership guidelines provide that our non-employee directors must hold a number of shares of our common stock with a value equal to two times their annual base cash retainer (without regard to any election to receive the retainer in the form of stock awards). Our non-employee directors will have until the later of our

2027 annual meeting of stockholders or five years after the date such non-employee director or executive officer is appointed.
Summary Compensation Table
The following table sets forth the compensation awarded to, earned by, or paid to the named executive officers in respect of their service to the Company during its fiscal years ended on each of December 31, 2021, December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Stock awards($)(2)	Total compensation ($)
Gregg Felton	2021	550,000	861,000	—	1,411,000
Co-Chief Executive Officer	2020	550,000	861,000	—	1,411,000
	2019	500,000	644,000	—	1,144,000
Lars Norell	2021	550,000	861,000	—	1,411,000
Co-Chief Executive Officer	2020	550,000	861,000	—	1,411,000
	2019	500,000	644,000	—	1,144,000
Anthony Savino	2021	325,000	355,000		680,000
Chief Construction Officer	2020	325,000	427,000	—	752,000
	2019	325,000	363,000	77,000	765,000
Dustin Weber	2021	350,000	350,000	52,200	752,200
Chief Financial Officer	2020	250,000	422,000	—	672,000
	2019	225,000	403,000	45,000	673,000

(1)	The amounts reported in this column represent the actual annual bonuses paid with respect to 2019 and 2020, and the annual bonuses paid for 2021.
(2)
The amounts reported in this column represent the fair value of awards of profits interest units in APAM and Holdings that were exchanged for shares of stock and/or restricted shares of stock, as applicable, at the Business Combination.

Narrative Disclosure to Summary Compensation Table
Agreements with our Named Executive Officers
Mr. Felton and Mr. Norell. Each of Mr. Felton and Mr. Norell has entered into an employment agreement with the Company, and is presently compensated as described below. Pursuant to the employment agreements, each of Mr. Felton and Mr. Norell receives an annual base salary of $550,000 per year (subject to annual review by the Compensation Committee) and 25 days of paid vacation per year, and is eligible to receive an annual bonus with a target and maximum amount equal to 100% and 200%, respectively, of his annual base salary. The annual bonus in respect of 2021 for each of Mr. Felton and Mr. Norell was $861,000. The Compensation Committee reviewed and took into consideration the performance evaluations of each of Mr. Felton and Mr. Norell for the year ended 2021 in their determination of their annual bonus amounts. Pursuant to a restrictive covenant agreement that each such named executive officer has entered into concurrently with the employment agreement, each of Mr. Felton and Mr. Norell is subject to restrictive covenants relating to non-competition (for up to twelve months following termination of employment with the Company), employee and customer non-solicitation (for twelve months following termination of employment with the Company), perpetual confidentiality provisions, and assignment of rights to intellectual property that relate to the Company’s business that are conceived, made, created or developed during employment. In the event Mr. Felton’s or Mr. Norell’s employment is terminated by the Company without cause or he resigns for good reason, he will be entitled to receive (i) twelve months’ base salary continuation at the rate in effect at the time of such termination of employment; (ii) Company-subsidized COBRA continuation coverage for twelve months following such termination of employment or, if earlier, until he becomes eligible for medical benefits from a subsequent employer; (iii) any earned but unpaid bonus for the year prior to the year in which such termination occurs; and (iv) a prorated bonus for the year in which such termination occurs, based on actual performance, subject, in each case, to his execution of a release of claims and continued compliance with the restrictive covenants described above.
Mr. Savino. We have not entered into an employment agreement with Mr. Savino. Mr. Savino’s current base salary is $350,000. For 2021, we paid Mr. Savino an annual bonus of $355,000. We have entered into a restrictive covenant agreement with Mr. Savino relating to non-competition (for up to twelve months following termination of employment with the Company subject to continued payment of his base salary and provision of health and dental benefits during the period the Company intends to enforce the non-competition covenant), employee and customer non-solicitation (for twelve months following termination of employment with the Company), perpetual confidentiality provisions, and assignment of rights to intellectual property that relate to the Company’s business that are conceived, made, created or developed during employment.
Mr. Weber. Altus Power America Management, LLC, an affiliate of the Company, entered into an employment agreement with Mr. Weber. Mr. Weber’s current annual base salary is $350,000. For 2021, we paid Mr. Weber an annual bonus of $350,000. Pursuant to his employment agreement, Mr. Weber is subject to restrictive covenants relating to non-competition (for up to twelve months following termination of employment with the Company subject to continued payment of his base salary and provision of health and dental benefits during the period the Company intends to enforce the non-competition covenant), employee and customer non-solicitation (for twelve months following termination of employment with the Company), perpetual confidentiality provisions, and assignment of rights to intellectual property that relate to the Company’s business that are conceived, made, created or developed during employment.
In connection with their employment, each of our named executive officers was granted profits interest units and restricted stock units as described below under “—Narrative Disclosure to Equity Compensation Table—Equity Awards.”
Equity
Prior to the Business Combination, the boards of directors of each of APAM and Holdings issued to certain employees, including certain of our named executive officers, restricted units of APAM (“APAM Restricted Units”) and Holdings (“Holdings Restricted Units”), respectively, that were intended to qualify as “profits interests” (collectively, the “Restricted Units”). In connection with the Business Combination, each of the APAM Restricted Units and Holdings Restricted Units were exchanged for restricted shares of our common stock (“Restricted Shares”).

Outstanding Equity Awards at December 31, 2021
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2021.

	OPTION AWARDS					STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Gregg Felton	—	—	—	—	—	—	—	—	—
Lars Norell	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Anthony Savino	—	—	—	—	—	45,468	475,141	—	—
Dustin Weber	—	—	—	—	—	315,889	3,301,040	—	—

(1)
The unvested profits interests held by the applicable executive officers were exchanged for Restricted Shares in connection with the Business Combination. The amounts reported in this column represent the number of Restricted Shares held by the applicable executive officer received in exchange for the Restricted Units in APAM and/or Holdings, as described below.

(2)
The amounts reported in this column represent the fair value, as of December, 31, 2021, of awards of profits interest units in APAM and/or Holdings, as described below, that were exchanged for restricted shares of stock at the Business Combination.

Narrative Disclosure to Equity Compensation Table
Equity Awards
Prior the Business Combination, APAM maintained the APAM Holdings LLC Restricted Units Plan, adopted in 2015 (the “APAM Plan”), which provided for the grant of restricted units that were intended to qualify as profits interests to employees, officers, directors and consultants Further, Holdings adopted the 2021 Profits Interest Incentive Plan (the “Holdings Plan”, and together with the APAM Plan, the “Plans”), which similarly provided for the grant of restricted units that were intended to qualify as profits interests to employees, officers, directors and consultants. In connection with the Business Combination, vested restricted units previously granted under the APAM Plan were exchanged for shares of the Company’s common stock, and unvested restricted units under each of the Plans were exchanged for Restricted Shares. After the Business Combination, no further awards have been or will be made under the Plans. As of December 31, 2021, 244,328 Restricted Shares were outstanding under the APAM Plan, and 840,000 Restricted Shares were outstanding under the Holdings Plan.
Mr. Felton and Mr. Norell were issued Restricted Units under the APAM Plan, all of which were fully vested at the date of grant, and were exchanged for our Class A common stock in connection with the Business Combination. Prior to the Business Combination, each of Mr.

Savino and Mr. Weber were issued restricted units under the APAM Plan that were subject to vesting conditions (“Plan Restricted Units”). Mr. Savino was issued Plan Restricted Units on January 16, 2015, which were subject to annual time-based vesting over four years, and are now fully vested. Mr. Savino was granted additional Plan Restricted Units on September 13, 2019, which were 25% vested at grant, and then vest in equal annual installments on the first three anniversaries of the grant date and on June 15, 2019, which vest over three years (34% on the grant date, and then 33% on each of the first and second anniversaries of the grant date), in each case conditioned on continued employment on the applicable vesting date. In connection with the Business Combination, Mr. Savino’s Restricted Shares received in exchange for the Plan Restricted Units remains subject to the same vesting conditions.
Mr. Weber was issued Plan Restricted Units on each of January 16, 2015, February 1, 2017, February 15, 2018, January 9, 2019, April 22, 2019 and September 13, 2019. Mr. Weber’s Plan Restricted Units vest in equal annual installments on the first four anniversaries of the applicable grant date (except for his September 13, 2019 Plan Restricted Units, which were 25% vested at grant, and then vest in equal annual installments on the first three anniversaries of the grant date), in each case conditioned on continued employment on the applicable vesting date. Further, Mr. Weber was granted on January 19, 2021 restricted units under the Holdings Plan, which vest in equal installments on the first three anniversaries of the date of grant, conditioned on continued employment on the applicable vesting date. In connection with the Business Combination, Mr. Weber’s Restricted Shares received in exchange for the Plan Restricted Units remains subject to the same vesting conditions.
2022 Compensation Decisions
On July 12, 2021, we entered into the Management Equity Incentive Letter with each of Mr. Felton and Mr. Norell pursuant to which, on February 15, 2022, the Compensation Committee granted to Mr. Felton and Mr. Norell, together with other senior executives, including Mr. Savino and Mr. Weber, restricted stock units (“RSUs”) under the Incentive Plan that are subject to time-based and, for our NEOs and certain other executives, eighty percent (80%) of such RSUs also further subject to performance-based vesting, with respect to an aggregate five percent (5%) of the Company’s Class A common stock on a fully diluted basis, excluding the then-outstanding shares of the Company’s Class B common stock or any shares of the Company’s Class A common stock into which such shares of the Company’s Class B common stock are or may be convertible. The RSUs were determined by the Compensation Committee based on the recommendation of Mercer (US) Inc., the compensation consultant to the Compensation Committee. Subject to continued employment on each applicable vesting date, the time-based RSUs generally vest 33 1/3% on each of the third, fourth and fifth anniversaries of the Closing, and the performance-based RSUs vest with respect to 33 1/3% of the award upon the achievement of the above time-based requirement and the achievement of a hurdle representing a 25% annual compound annual growth rate measured based on an initial value of $10.00 per Share (i.e. on each of the third anniversary, the fourth anniversary, and the fifth anniversary of the date of grant, the stock price performance hurdle shall be $19.53, $24.41, $30.51, respectively).
The Compensation Committee on February 15, 2022 also granted to Anthony Savino, Dustin Weber and other senior employees awards of RSUs under the Incentive Plan (the “Year-End Equity Awards”). The Year-End Equity Awards generally vest 33 1/3% on each of the first, second and third anniversaries of the grant date.

401(k) Plan
We maintain a 401(k) plan that provides eligible U.S. employees, including our named executive officers, with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain limits imposed by the U.S. Internal Revenue Code (the “Code”), which are updated annually in accordance with guidance from the U.S. Internal Revenue Service. We have the ability to make matching and discretionary contributions to the 401(k) plan, subject to applicable service-based vesting. The 401(k) plan is intended to be qualified under the Code.
Director Compensation
For the year ended December 31, 2021 we paid cash compensation on a pro-rated basis to our non-employee directors for their service on our board of directors. For the year ended December 31, 2021, we did not grant equity awards to our non-employee directors for their service on our board of directors. Our directors are reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings.

Director	Annual Cash Retainer(1)	One-Time Grant of Restricted Stock Units	Annual Grant of Restricted Stock Units(2)
Christine Detrick	$4,099	—	—
Richard Peretz	$4,581	—	—
William Concannon	$1,808	—	—
Sharon Daley	$4,219	—	—
Sarah Coyne	$3,616	—	—
Robert Horn	$—	—	—

(1)    Each of amounts listed in the table reflect the pro-rated cash amounts (for 22 days’ service) payable with respect to 2021 to each of our non-employee directors. Ms. Coyne has assigned all of her compensation as a director to ValueAct Capital Management, L.P. Mr. Horn will not be paid compensation or granted equity awards for his service on the board of directors.
(2)    No annual grant of RSUs was made with respect to 2021.

Pursuant to offer letters with certain of our non-employee directors (the “Director Offer Letters”), each of Christine Detrick, Richard Peretz, William Concannon, Sharon Daley and Sarah Coyne (a) commencing in 2022 will receive an annual retainer, payable in equal quarterly installments (and pro-rated for partial years of service), in the amount set forth below, (b) in February, 2022 received a one-time grant of RSUs with respect to shares of our Class A common stock, to vest upon equal annual installments on each of the first two anniversaries of the vesting commencement date and (c) in 2022, received an annual grant of RSUs with respect to shares of our Class A common stock, to vest in full on the first anniversary of the vesting commencement date. Each director was permitted to elect, prior to the commencement of service, to receive a portion of the annual base cash retainer in the form of RSUs; these RSUs vest in full on the first anniversary of the Closing. In this regard, Ms. Detrick elected to receive 40% and Mr. Concannon elected to receive 50% of their respective annual cash retainers in the form of RSUs. Each RSU represents the right to receive one share of our Class A common stock on the applicable vesting date.

	Board or Committee Member	Lead Director or Committee Chair
Annual base cash retainer	$60,000	$100,000
Additional annual cash retainer for compensation committee	$—	$10,000
Additional annual cash retainer for nominating and corporate governance committee	$—	$8,000
Additional annual cash retainer for audit committee	$—	$16,000

We made a one-time grant of RSUs in the amount of $100,000 to each of our non-employee directors (except Mr. Horn) on February 15, 2022. These RSUs will vest in equal installments on each of the first two anniversaries following the Closing, subject to each holder’s continued Board service through each such date.
Also on February 15, 2022, we made the 2022 annual grant of RSUs in the following amounts to each of our non-employee directors (except Mr. Horn) in the following amounts: Christine Detrick, $170,000 ($40,000 of which was allocated from her annual base cash retainer); Richard Peretz, $75,000; William Concannon, $105,000 ($30,000 of which was allocated from his annual base cash retainer); Sharon Daley, $75,000; and Sarah Coyne, $75,000. These RSUs will vest on the first anniversary of the Closing, subject to the holder’s continued Board service through such date. Any further grants in subsequent years will be made with respect to shares of our Class A common stock on terms and conditions comparable to similarly situated directors, at the discretion of the Compensation Committee of the Board.
Ms. Coyne has assigned all of her compensation, including her equity compensation, to ValueAct Capital Management, L.P.
Prohibition on Hedging and/or Pledging our Common Stock
We prohibit our directors, officers and other employees from engaging in short-term trading, short sales of our securities; purchasing or selling puts, calls or other derivative securities based on our securities; and entering into hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. We also prohibit our executive officers and directors from holding our securities in margin accounts or pledging our securities as collateral for a loan.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans that provide for the issuance of shares of our Class A common stock to our officers and other employees, directors and consultants, each of which has been approved by our stockholders: our 2021 Omnibus Incentive Plan (as amended, the “Incentive Plan”) and our Employee Stock Purchase Plan (as amended, our “ESPP”).
The following table presents information as of December 31, 2021 with respect to compensation plans under which shares of our common stock may be issued.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by security holders (1)	— (2)	—	16,901,371 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	16,901,371

(1) Includes our Incentive Plan and our ESPP. For a description of these plans, refer to Note 17 to the historical financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021.
(2) Includes RSUs outstanding under our Incentive Plan as of December 31, 2021.
(3) Includes 15,364,883 shares of our Class A common stock available for issuance under our Incentive Plan and 1,536,488 shares of our Class A common stock available for issuance under our ESPP. The total number of shares of Class A common stock under the Incentive Plan automatically increased on January 1, 2022, and will automatically increase on January 1 of each calendar year from 2023 to 2031, by the lesser of 5% of the number of shares of Class A common stock outstanding as of the close of business on the immediately preceding December 31 and the number of shares determined by our Board on or prior to such date for such year. The total number of shares of Class A common stock under the ESPP automatically increased on January 1, 2022, and will automatically increase on January 1 of each calendar year from 2023 to 2031, by the lesser of 1% of the number of shares of Class A common stock outstanding as of the close of business on the immediately preceding December 31 and the number of shares determined by our Board on or prior to such date for such year.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following is a description of transactions since January 1, 2021 to which we have been a participant in which the amount involved, exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Officer and Director Compensation.”
CBAH Related Party Transactions
Related Party Notes
Prior to the consummation of CBAH’s initial public offering, CBRE Acquisition Sponsor, LLC, a Delaware limited liability company and wholly owned subsidiary of CBRE Group, Inc. (“CBRE” or the “Sponsor”) agreed to loan CBAH up to $300,000 to be used for a portion of the expenses related to the organization of the company and CBAH’s initial public offering. The loan was repaid upon the consummation of CBAH’s initial public offering out of the $1,500,000 of offering proceeds that had been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account.
On February 16, 2021, CBAH entered into a third amended and restated promissory note (the “Third Amended and Restated Promissory Note”) with Sponsor, with a borrowing capacity of up to $3.0 million. The Third Amended and Restated Promissory Note was non-interest bearing and the unpaid principal balance of the promissory note was payable on the earlier of: (i) the Closing and (ii) December 31, 2022 (or March 31, 2023, under certain circumstances). The Third Amended and Restated Promissory Note was subject to customary events of default, the occurrence of which automatically would have triggered the unpaid principal balance of the note and all other sums payable with regard to the note becoming immediately due and payable. Under the terms of the Third Amended and Restated Promissory Note, Sponsor was permitted to elect to convert any unpaid balance of the note in whole or in part into private placement warrants at a price of $1.50 per warrant.
The terms of any such private placement warrants would be identical to the terms of the warrants issued by CBAH to the Sponsor in a private placement in connection with CBAH’s IPO. Each private placement warrant entitles the holder thereof to purchase one share of Class A common stock, par value $0.0001 per share, for $11.00 per share, subject to adjustment pursuant to the Warrant Agreement, dated as of December 10, 2020, by and between CBAH and Continental Stock Transfer & Trust Company.
At the Closing, we issued 2,000,000 private placement warrants to the Sponsor in full settlement of the note’s total outstanding borrowings of $3.0 million.
Class B Letter Agreement
Contemporaneously with the execution of the Business Combination Agreement, CBAH, Altus and the holders of shares of Class B common stock entered into a letter agreement (the “Class B Letter Agreement”), pursuant to which at the Closing each such holder surrendered to 30% of the shares of Class B common stock held by such holder. Further, pursuant to the Class B Letter Agreement, each such holder agreed not transfer any shares of Class B common stock (subject to certain exceptions).

PIPE Subscription Agreements
Contemporaneously with the execution of the Business Combination Agreement, certain accredited investors, who we refer to as the “PIPE Investors,” including the Sponsor and certain of our directors and officers, entered into subscription agreements, which we refer to as the “PIPE Subscription Agreements,” pursuant to which the PIPE Investors purchased 42,500,000 shares of Class A common stock, which we refer to as the “PIPE Shares,” at a purchase price per share of $10.00 and an aggregate purchase price of $425,000,000, which we refer to as the “PIPE Investment.” Pursuant to its PIPE Subscription Agreement, the Sponsor purchased shares of Class A common stock in an aggregate amount of $220,000,000.
Additionally, William Concannon entered into a PIPE Subscription Agreement pursuant to which he purchased 100,000 shares of Class A common stock at a purchase price per share of $10.00 and an aggregate purchase price of $1,000,000. The PIPE Investment was issued to the Sponsor and Mr. Concannon on the same terms and conditions as all other PIPE Investors.
Administrative Support Services Agreement
CBAH entered into an agreement with an affiliate of the Sponsor, pursuant to which CBAH paid to such affiliate a total of $112,580.65 during the year ended December 31, 2021 for office space, administrative and support services, plus any out-of-pocket expenses. The Administrative Support Services Agreement terminated upon the closing of the Business Combination.
Loan Related to Business Combination
Subject to Cash Smith’s continued employment with CBRE through the completion of the Business Combination, CBRE, Inc. has agreed to loan Mr. Smith the amount of $1,000,000 within 30 days following the completion of the Business Combination upon Mr. Smith’s delivering to CBRE a promissory note for that amount, which promissory note will (i) be secured by a pledge of all shares of common stock, and warrants to acquire such shares, held by Mr. Smith and issued by CBAH prior to the date of the Business Combination, (ii) be recourse solely to such pledged shares and warrants, (iii) accrue interest at a rate of interest equal to the applicable federal rate for the month in which the promissory note is made (with interest compounding annually), and (iv) will mature following the delivery of the final Alignment Shares owed to Mr. Smith (with principal and interest due at such time), with mandatory earlier repayment out of the after-tax proceeds Mr. Smith realizes from such pledged shares and warrants. Mr. Smith may prepay all or any portion of the principal and accrued interest due under the promissory note at any time.
The Company’s and Altus’s Related Party Transactions
Transactions with Blackstone and its Subsidiaries
Credit Facility
On November 22, 2019, Holdings and the Company completed a financing with the Blackstone Group through its subsidiaries GSO Capital Partners (“GSO”) and Blackstone Insurance Solutions (“BIS”), totaling $551.0 million of funded and committed capital (“Blackstone Credit Facility”). In connection with the Blackstone Credit Facility, the Company repaid in full the balance on the previous term loan.

Rated Term Loan
As part of the Blackstone Credit Facility, on November 22, 2019, APA Finance, LLC (“APAF”), a wholly owned subsidiary of the Company, entered into a $251.0 million term loan facility with BIS through a consortium of lenders (the “Rated Term Loan”). The Rated Term Loan consists of investment grade-rated Class A and Class B notes that mature on June 30, 2045 (“Final Maturity Date”). The Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 5 years at which point the amortization steps up to 5% per annum until November 22, 2026, (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date. Interest on the Rated Term Loan accrues quarterly at a blended fixed rate of 3.70%. During the year ended December 31, 2020 the total related party interest expense on the Rated Term Loan was $9.5 million. As of December 31, 2020 interest payable of $2.6 million was due under the Rated Term Loan. On December 22, 2020, APAF upsized the borrowing capacity of the Rated Term Loan to $367.4 million through a tertiary draw commitment agreement. As of December 31, 2020, the outstanding principal balance of the Rated Term Loan was $362.7 million, consisting of Class A and Class B notes totaling $213.4 million and $149.3 million, respectively, less unamortized debt discount and loan issuance costs totaling $5.9 million.
On August 25, 2021, APAF entered into an Amended and Restated Credit Agreement (“Amended Agreement”) with BIS to refinance the Rated Term Loan (hereby referred to as the “Amended Rated Term Loan”). The Amended Agreement added an additional $135.6 million (all of which was drawn as of December 31, 2021) to the facility, bringing the aggregate facility to $503 million. The Amended Rated Term Loan has a weighted average 3.51% annual fixed rate, reduced from the previous weighted average rate of 3.70%, and matures on February 29, 2056 (“Final Maturity Date”). Of the total proceeds of the refinancing, $126.4 million was used to fund the TrueGreen Acquisition, $8.8 million was used to fund the Beaver Run Acquisition, and $2.7 million was used to fund the Island Pacific Acquisition (as defined in Note 7, “Acquisitions,” to our audited consolidated annual financial statements included elsewhere in this Annual Report on Form 10-K).

The Amended Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 8 years at which point the amortization steps up to 4% per annum until September 30, 2031 (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.

The Company incurred $5.2 million of issuance costs related to the refinancing, which have been deferred and recorded as a reduction to the Amended Rated Term Loan balance and are amortized as interest expense on a ten-year schedule until the Amended Rated Term Loan’s Anticipated Repayment Date. Additionally, in conjunction with the refinancing, the Company expensed $1.2 million of financing costs related to the modified portion of the Amended Rated Term Loan and included them in Other expenses, net in the consolidated statements of operations.

In conjunction with the refinancing, a portion of the Amended Rated Term Loan was extinguished. As a result, the Company expensed unamortized deferred financing costs of $1.8 million and $1.4 million premium paid on early redemption as loss on extinguishment of debt in the consolidated statements of operations.
As of December 31, 2021, the outstanding principal balance of the Amended Rated Term Loan was $500 million less unamortized debt discount and loan issuance costs totaling $8.4 million.

GSO Promissory Note
On November 22, 2019, the Company issued a promissory note to GSO in exchange for a loan totaling $4.0 million. As of December 31, 2019, the note accrued interest at a rate of 4.25%. The full promissory note plus accrued interest was repaid in full by the Company on March 3, 2020.
PIPE Subscription Agreements

Additionally, each of Gregg Felton, Lars Norell and Christine Detrick entered into a PIPE Subscription Agreement pursuant to which he or she purchased 100,000 shares of Class A common stock at a purchase price per share of $10.00 and an aggregate purchase price of $1,000,000. Richard Peretz entered into a similar agreement pursuant to which he purchased 20,000 shares of Class A common stock at a purchase price per share of $10.00 and an aggregate purchase price of $200,000. The PIPE Investment was issued to Mr. Felton, Mr. Norell, Ms. Detrick and Mr. Peretz on the same terms and conditions as all other PIPE Investors.

Commercial Collaboration Agreement
In connection with the execution of the Business Combination Agreement, Altus and CBRE, Inc. entered into a commercial collaboration agreement, which we refer to as the “Commercial Collaboration Agreement,” effective upon the Closing, pursuant to which, among other things, CBRE, Inc. will invite Altus to join CBRE, Inc.’s strategic supplier program and CBRE, Inc. will promote Altus as its preferred clean energy renewable provider/partner, CBRE, Inc. and Altus will create a business opportunity referral program with CBRE’s brokers, CBRE, Inc. will reasonably collaborate with Altus to develop and bring to market new products and/or bundles for Altus’s customers, Altus will consider in good faith inviting CBRE, Inc. to become a solar tax equity partner for Altus, on a non-exclusive basis, on market terms to be mutually agreed and CBRE, Inc. will provide, at no cost to Altus, reasonable access to data-driven research and insights prepared by CBRE, Inc. (subject to certain exceptions). To govern CBRE, Inc. and Altus’s activities under the Commercial Collaboration Agreement, the parties have created an executive steering committee comprised of four (4) individuals, with two (2) representatives from CBRE, Inc. and two (2) representatives from Altus. The Commercial Collaboration Agreement continues for a period of seven (7) years, with automatic one-year renewal periods, unless earlier terminated by either party in accordance with the terms set forth therein. Under the CBRE broker referral program, CBRE’s brokers throughout the United States will be able to submit, through a CBRE website, referrals to clients that may present a potential business opportunity for Altus. CBRE’s Renewable Energy Solutions team will then evaluate such referrals and determine which will be presented to Altus. Altus will determine whether or not to pursue any such referrals and if such referral will qualify for a referral fee (which will require, at a minimum, the CBRE broker to actively facilitate the initial communications between CBRE’s Renewable Energy Solutions team or Altus and the referral prospect). The referral fees for new-build solar systems will be $0.030 per watt for projects up to 10 MW and $0.020 per watt for projects above 10 MW. For example, a 200,000 square foot warehouse with a two megawatt solar system would imply a $60,000 referral fee and a 1.5 million square foot warehouse with a 15 megawatt solar system would imply a $300,000 referral fee. The referral fees for new-build storage systems will be $0.010 per watthour for projects up to 10 megawatt hours and $0.008 per watthour for projects above 10 megawatt hours. The referral fees for both the new-build solar systems and new-build storage systems will be paid 50% at the time the referred client executes a final agreement with Altus for such system and 50% at the time Altus connects such system to the grid for operation. In addition, the referral fees for secondary/existing solar and storage systems will be $0.020 per watt for solar and $0.008 per watthour for storage for projects up to 10 MW and $0.015 per watt for solar and $0.0075 per watthour for storage for projects above 10 MW. The referral fees for secondary/existing solar and storage systems will be paid 100% at the time of the financial closing of the acquisition by Altus of the asset. The aggregate referral fees for all projects will be paid quarterly by Altus to CBRE, together with a detailed report on the payments then being made. CBRE will then pay the individual CBRE broker(s) their referral fees in accordance with each individual broker’s brokerage commission structure and therefore CBRE’s Advisory business segment will receive a portion of the referral fees. The fees described above for new-build storage systems and secondary/existing solar and storage systems reflect a confirmed fee schedule that Altus proposed to CBRE on July 30, 2021, which proposal was approved by the Special Committee and agreed to by CBRE. Following the execution of the Business Combination Agreement, CBRE’s Renewable Energy Solutions team has, based on recommendations from CBRE’s brokers, from time to time presented Altus with client referrals, which Altus in its sole discretion may elect to pursue. CBRE has informed Altus that it may request that Altus pay referral fees to CBRE’s brokers for such referrals made prior to such completion which fees would not exceed the fees set forth in the CBRE broker referral program included in the Commercial Collaboration Agreement; provided that any decision to pay such fees shall be made in Altus’s sole discretion. If Altus agrees to pay any such fees to CBRE’s brokers, CBRE’s Advisory business segment may receive a portion of such fees in accordance with each CBRE broker’s individual brokerage commission structure. The Special Committee was made aware of, and approved, the possibility of these client referrals occurring and these referral fees being paid.
Investor Rights Agreement
Contemporaneously with the execution of the Business Combination Agreement, CBAH, the Sponsor, certain officers of CBAH, Altus, Blackstone, the Founders (as defined therein) and certain other officers of Altus and their affiliated trusts and vehicles entered into an Investor Rights Agreement the “Investor Rights Agreement”), which provides for, among other things, certain registration rights and transfer restrictions, including that the Sponsor and the Founders (as defined therein) shall not transfer shares of our common stock (subject to certain exceptions) until the first anniversary of the Closing and that Blackstone shall not transfer its shares of our common stock (subject to certain exceptions) until the date that is 270 days following the Closing (subject to certain exceptions). Blackstone has a right to nominate one director to the CBAH board of directors for so long as it and its permitted transferees hold at least 5% of the outstanding shares of Class A common stock. The Sponsor has the right to appoint the Class B director for so long as any shares of Class B common stock remain outstanding, and upon the conversion of all shares of Class B common stock to Class A common stock, Sponsor has the right to nominate one director to the board of directors so long as Sponsor continues to meet certain ownership requirements with respect to the Class A common stock as set forth therein.
Brokerage Transaction
CBRE, Inc. received a customary brokerage commission to be paid by the landlord in connection with Altus’ entry into and possible future extension of its headquarters lease in Stamford, Connecticut. Further, the Company intends to pay CBRE a brokerage fee to fund a subtenant in the Company’s former headquarters. The Company signed an agreement on February 9, 2022 with CBRE, whereby particular CBRE brokers would represent Altus in the acquisition of land in the U.S., at least 5 acres in size, that have solar or wind facilities which are either in construction or already operational, for a brokerage commission.
Letter of Intent with Tramwell Crow

Tramwell Crow Company, a wholly-owned subsidiary of CBRE, signed a letter of intent on March 15, 2022 with the Company to evaluate the inclusion of solar power generation, battery storage and EV charging across their buildings that are ‘in process” of being built. This represents an opportunity of up to 300 MW.

Leases with CBRE Investment Management Entities
A subsidiary of the Company signed solar site lease agreements on March 22, 2022 with four CBRE Investment Management entities with respect to four buildings located throughout Aberdeen and North East, Maryland, to lease rooftop space which provides an aggregate capacity of approximately 17.2 MW of solar power.

Director Offer Letters
In connection with the Business Combination we entered into Director Offer Letters with each of our non-employee directors. See “Executive Compensation-Director Compensation.” Each of the director offer letters is substantially similar to the “Form Director Offer Letter” filed as an exhibit hereto except that (i) Ms. Coyne’s letter includes the assignment of her compensation to ValueAct Capital Management, L.P. and (ii) Mr. Horn’s offer letter reflects that he is not receiving any compensation.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
In connection with the Business Combination, Altus entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements, Altus’s restated certificate of incorporation and its bylaws require that Altus indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the bylaws will also require Altus to advance expenses incurred by its directors and officers. Altus also maintains a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Management Equity Incentive Letter
On July 12, 2021, we entered into the Management Equity Incentive Letter with each of Mr. Felton and Mr. Norell pursuant to which, on February 15, 2022, the Compensation Committee granted to Mr. Felton and Mr. Norell, together with other senior executives, including Mr. Savino and Mr. Weber, restricted stock units (“RSUs”) under the Incentive Plan that are subject to time-based and, for our NEOs and certain other executives, eighty percent (80%) of such RSUs also further subject to performance-based vesting, with respect to an aggregate five percent (5%) of the Company’s Class A common stock on a fully diluted basis, excluding the then-outstanding shares of the Company’s Class B common stock or any shares of the Company’s Class A common stock into which such shares of the Company’s Class B common stock are or may be convertible. The RSUs were determined by the Compensation Committee based on the recommendation of the compensation consultant(s) to the Compensation Committee (which included Mercer [and one other compensation consultant proposed by Sponsor]). Subject to continued employment on each applicable vesting date, the time-based RSUs generally vest 33 1/3% on each of the third, fourth and fifth anniversaries of the Closing, and the performance-based RSUs vest with respect to 33 1/3% of the award upon the achievement of the above time-based requirement and the achievement of a hurdle representing a 25% annual compound annual growth rate measured based on an initial value of $10.00 per Share (i.e. on each of the third anniversary, the fourth anniversary, and the fifth anniversary of the date of grant, the stock price performance hurdle shall be $19.53, $24.41, $30.51, respectively).
Employment Agreements
In connection with the Business Combination, Altus entered into employment agreements with Gregg Felton and Lars Norell. An affiliate of Altus also has entered into an employment agreement with Dustin Weber. See “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Agreements with our Named Executive Officers”. In addition, in connection with the Business Combination, Dustin Weber and Anthony Savino each signed a confidentiality and protection of intellectual property agreement.
Registration Rights
Certain holders of our Class A common stock, Alignment Shares, private placement warrants and public warrants have registration rights that require us to register a sale of any of our securities held by them. These holders are entitled to make demands that we register such securities for sale under the Securities Act. In addition, these holders have certain “piggy-back” registration rights to include such securities in other registration statements filed by us and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the costs and expenses incurred in connection with filing any such registration statements.
Policies and Procedures for Related Party Transactions
We have adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to us or any of its subsidiaries as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:
•any person who is, or at any time during the applicable period was, one of our officers or one of our directors;
•any person who is known by us to be the beneficial owner of more than five percent (5%) of its voting stock; and
•any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock
We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the Audit Committee will have the responsibility to review related party transactions. It is anticipated that under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of our voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to our Audit Committee (or to another independent body of the Board) for review. To identify related person transactions in advance, Altus expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, our Audit Committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:
•the related person’s interest in the transaction;
•the approximate dollar value of the amount involved in the transaction;
•the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;
•whether the transaction was undertaken in the ordinary course of business;
•whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Altus than terms that could have been reached with an unrelated third party;
•the purpose of, and the potential benefits to us of, the transaction; and
•any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.
Our Audit Committee will approve only those transactions that it determines are fair to us and in our best interests.

RATIFICATION OF THE APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
In accordance with its charter, the audit committee of our Board has selected the firm of Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm, to be the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and our Board is asking stockholders (on a non-binding advisory basis) to ratify that appointment. Deloitte served as Altus’s independent registered public accounting firm for the audit of its financial statements for the fiscal years ending December 31, 2021, 2020 and 2019. We are not required to have the stockholders ratify the appointment of Deloitte as our independent registered public accounting firm. We nonetheless are doing so because we believe it is a matter of good corporate practice. If the stockholders do not ratify the appointment, the audit committee will reconsider the retention of Deloitte, but ultimately may decide to retain Deloitte as the Company’s independent registered public accounting firm. Even if the appointment is ratified, the audit committee, in its discretion, may change the appointment at any time if it determines that such a change would be in the best interests of the Company and its stockholders.
Before selecting Deloitte, the audit committee carefully considered that firm’s qualifications as an independent registered public accounting firm for the Company. This included a review of its performance for Altus in prior years, including the firm’s efficiency, integrity and competence in the fields of accounting and auditing. The audit committee has expressed its satisfaction with Deloitte in all of these respects.
KPMG LLP (“KPMG”) served as independent registered public accounting firm for CBAH with respect to the audit of CBAH’s consolidated financial statements for 2020. Deloitte has been engaged by CBAH’s audit committee to serve as independent registered public accounting firm for CBAH with respect to the audit of its consolidated financial statements for 2021. Accordingly, KPMG was informed that it would be replaced by Deloitte as the Company’s independent registered public accounting firm following completion of its audit of CBAH's financial statements for the fiscal year ended December 31, 2020.
Representatives of Deloitte will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.
Change in Independent Registered Public Accounting Firm
Dismissal of KPMG LLP

In connection with the Closing of the Business Combination on December 9, 2021, KPMG was dismissed as our independent registered public accounting firm. This decision was approved by the Board.

The report of KPMG on CBAH’s financial statements as of December 31, 2020 and for the period from October 13, 2020 (inception), to December 31, 2020, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainties, audit scope or accounting principles.

During CBAH’s most recent period ended December 31, 2020, and the subsequent interim period through December 9, 2021, there were no disagreements between CBAH and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their report.

During CBAH’s most recent period ended December 31, 2020, and the subsequent interim period through December 9, 2021, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act, except that for the quarter ended March 31, 2021, based upon an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer of CBAH concluded that its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as a result of the adjustment of its financial statements as of and for such period for the accounting for certain complex financial instruments, including the redeemable warrants. Based on the foregoing, it was determined that CBAH had a material weakness as of March 31, 2021 relating to its internal controls over financial reporting. As of June 30, 2021, based on an assessment performed by CBAH management, it was determined that the material weakness identified in CBAH’s internal control over financial reporting had been remediated.

We provided KPMG with a copy of the foregoing disclosures and has requested that KPMG furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above. A copy of KPMG’s letter dated December 13, 2021 is filed as Exhibit 16.1 to our Current Report on Form 8-K, filed on December 14, 2021.

Appointment of Deloitte & Touche LLP

In connection with the Closing of the Business Combination on December 9, 2021, the Board approved the appointment of Deloitte as our independent registered public accounting firm, subject to Deloitte’s client acceptance process and execution of an engagement letter. Deloitte also served as the independent registered public accounting firm for Altus prior to the consummation of the Business Combination.

During CBAH’s most recent fiscal period ended December 31, 2020, and the subsequent interim period through December 9, 2021, CBAH did not consult with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the financial statements of CBAH, and no written report or oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).

Audit Fees and Services
Audit and other fees billed to us by KPMG and Deloitte for the fiscal years ended December 31, 2021 and December 31, 2020 are as follows:

	Fiscal Year Ended December 31, 2021		Fiscal Year Ended December 31, 2020
	KPMG	Deloitte	KPMG	Deloitte
Audit Fees(1)	$415,000	$1,615,000	$341,000	$2,076,250
Audit-Related Fees(2)	—	$10,000	—	$1,245,425
Tax Fees(3)	—	—	—	—
All Other Fees(4)	—	—	—	—
Total	$415,000	$1,625,000	$341,000	$3,321,675

Audit Fees. Audit fees consist of fees for professional services rendered for the audit of our year-end financial statements. The aggregate fees of KPMG related to audit and review services in connection with our initial public offering and business combination totaled $415,000 for the year ended December 31, 2021 and $341,000 for the year ended December 31, 2020. The aggregate fees of Deloitte related to audit services in connection with our initial public offering and business combination in addition to other audit services for Altus totaled $1,610,500 for the year ended December 31, 2021 and $2,076,250 for the year ended December 31, 2020. The above amounts include audit fees, as well as attendance at audit committee meetings.
Audit-Related Fees. Audit-related fees consist of fees billed for services that are normally provided by KPMG and Deloitte in connection with regulatory filings as well as assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. The aggregate audit-related fees totaled $10,000 for the year ended December 31, 2021 and $1,245,425 for the year ended December 31, 2020. During each of the years ended December 31, 2021 and December 31, 2020, we did not pay KPMG any audit-related fees.
Tax Fees. We did not pay KPMG or Deloitte for tax return services, planning and tax advice for each of the year ended December 31, 2021 and December 31, 2020.
All Other Fees. We did not pay KPMG or Deloitte for any other services for each of the year ended December 31, 2021 and December 31, 2021.
Pre-Approval by Audit Committee of Principal Accountant Services.
Our audit committee was formed upon the consummation of our initial public offering. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors.

Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).
Required Vote of Stockholders
The affirmative vote of a majority of the votes cast by holders of shares of common stock who are present by remote communication or by proxy at a meeting at which a quorum is present is required (on a non-binding advisory basis) to ratify the appointment of EY. Abstentions will have no effect on the results of this vote.
Our Board recommends that you vote FOR the proposal to ratify Deloitte as the Company’s registered independent public accounting firm for 2022 (Proposal 2).